FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	**0001102913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 6, 2003, Series 2003-11	**333-105982**

Name of Person Filing the Document
(If Other than the Registrant)

03036790

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIQUEST MORTGAGE SECURITIES INC.

By:____________________
Name: Jule J. Keen
Title: EVP

Dated: November 6, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Series Term Sheets	P*

---

* The Series Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.

AMERIQUEST®
MORTGAGE COMPANY

$1,868,650,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-11

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Seller and Master Servicer)

Banc of America Securities

RBS Greenwich Capital

October 30, 2003

TERM SHEET DATED October 30, 2003

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-11
$1,868,650,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size	Type	Collateral Group	WAL (yrs)	Principal Payment Window (mos)	Pmt Delay (days)	Interest Accrual Basis	Expected Maturity	Expected Ratings S&P / M / F
AV-1	$ 1,028,138,000	FLOAT	I			* Not Offered *			AAA / Aaa / AAA
AV-2*	$ 377,858,000	FLOAT	II	2.90	1-100	0	Act/360	3/25/2012	AAA / Aaa / AAA
AF-1	$ 46,155,000	FLOAT	III	0.90	1-17	0	Act/360	4/25/2005	AAA / Aaa / AAA
AF-2	$ 36,693,000	FIXED	III	2.00	17-30	24	30/360	5/25/2006	AAA / Aaa / AAA
AF-3	$ 25,241,000	FIXED	III	3.00	30-43	24	30/360	6/25/2007	AAA / Aaa / AAA
AF-4	$ 28,949,000	FIXED	III	5.00	43-91	24	30/360	6/25/2011	AAA / Aaa / AAA
AF-5	$ 17,605,000	FIXED	III	8.35	91-100	24	30/360	3/25/2012	AAA / Aaa / AAA
AF-6	$ 21,111,000	FIXED	III	6.58	37-100	24	30/360	3/25/2012	AAA / Aaa / AAA
M-1	$112,100,000	FLOAT	All	5.56	38-100	0	Act/360	3/25/2012	AA / Aa2 / AA
M-2	$ 85,500,000	FLOAT	All	5.55	37-100	0	Act/360	3/25/2012	A / A2 / A
M-3	$ 28,500,000	FLOAT	All			* Not Offered *			A- / A3 / A-
M-4	$ 19,000,000	FLOAT	All			* Not Offered *			BBB+ / Baa1 / BBB+
M-5	$ 19,000,000	FLOAT	All	5.54	37-100	0	Act/360	3/25/2012	BBB / Baa2 / BBB
M-6	$ 22,800,000	FLOAT	All	5.43	37-100	0	Act/360	3/25/2012	BBB- / Baa3 / BBB-

Pricing Speed

Fixed-rate Mortgage Loans	100% PPC: 4% CPR growing to 20% CPR over 12 months
Adjustable-rate Mortgage Loans	27% CPR

* The Class AV-2 Certificates may be split into two or three classes which may pay concurrently, sequentially or as otherwise described in prospectus supplement. References to Class AV-2 Certificates in this Term Sheet refer to the aggregate of these classes issued.

Transaction Overview

Offered Certificates:	Approximately $377,858,000 senior floating-rate Class AV-2 Certificates, approximately $175,754,000 senior floating-rate Class AF-1 Certificates and senior fixed-rate Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates (collectively the "Class AF Certificates"), approximately $239,400,000 mezzanine floating-rate Class M-1, Class M-2, Class M-5 and Class M-6 Certificates. The Class AV-2 Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group II Mortgage Loans"). The Class AF Certificates are backed by fixed-rate first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group III Mortgage Loans"). The Class M Certificates are supported by all of the mortgage loans.
Non-Offered Certificates:	Approximately $1,028,138,000 senior floating-rate Class AV-1 Certificates (together with the Class AV-2 Certificates, the "Class AV Certificates") and approximately $47,500,000 of mezzanine floating-rate Class M-3 and Class M-4 Certificates. The Class AV-1 Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans that conform to Fannie Mae guidelines ("Group I Mortgage Loans").
Collateral:	As of November 1, 2003, the initial mortgage loans will consist of approximately 9,059 adjustable-rate and fixed-rate, first lien, closed-end, mortgage loans (the "Initial Mortgage Loans") with LTVs at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Initial Mortgage Loans is approximately $1,424,999,993 as of the Cut-off Date. The Initial Mortgage Loans will be separated into three groups. The Group I Initial Mortgage Loans will represent approximately 5,933 adjustable-rate and fixed-rate mortgage loans, with principal balances that conform to Fannie Mae guidelines, totaling $926,250,331. The Group II Initial Mortgage Loans will represent approximately 2,095 adjustable-rate and fixed-rate mortgage loans, with principal balances that may or may not conform to Fannie Mae guidelines, totaling $340,412,238. The Group III Initial Mortgage Loans will represent approximately 1,031 fixed-rate mortgage loans, with principal balances that may or may not conform to Fannie Mae guidelines, totaling $158,337,424. In addition, on the Closing Date, the Trustee will deposit approximately $475,000,007 from the sale proceeds of the Certificates into the Group I Pre-Funding Account, Group II Pre-Funding Account and Group III Pre-Funding Account (collectively, the "Pre-Funding Accounts").
Pre-Funding Accounts:	The amount on deposit in the Pre-Funding Accounts will be reduced by the amount used to purchase additional fixed-rate and adjustable-rate mortgage loans (the "Subsequent Mortgage Loans") during the period from the Closing Date up to and including [February 9, 2003] (the "Funding Period"). The Initial Mortgage Loans and the Subsequent Mortgage Loans (collectively, the "Mortgage Loans") will represent approximately $1,900,000,000. Any amounts remaining in the Pre-Funding Accounts after [February 9, 2003] will be distributed on the next Distribution Date to the holders of the Class A Certificates, as applicable.
Class A Certificates:	Class AV-1, Class AV-2, Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates.
Depositor:	Ameriquest Mortgage Securities Inc.
Seller and Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Co-Lead Underwriters:	Banc of America Securities LLC and Greenwich Capital Markets, Inc.
Co-Managers:	Deutsche Bank Securities, Morgan Stanley & Co. Incorporated and UBS Warburg LLC.

Transaction Overview

Cut-off Date:	November 1, 2003.
Expected Pricing:	[On or about October 31, 2003].
Expected Closing Date:	[On or about November 12, 2003].
Record Date:	For the Class AV-1, Class AV-2, Class AF-1 and Class M Certificates: The business day immediately preceding the Distribution Date. For the Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in December 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including December 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	Class AV-1, Class AV-2, Class AF-1 and Class M Certificates: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates: For any Distribution Date will be the calendar month preceding the month of such Distribution Date based on a 360-day year consisting of twelve 30-day months.
Accrued Interest:	The price to be paid by investors for the Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates will include accrued interest from November 1, 2003, up to, but not including, the Closing Date (11 days). The price to be paid by investors for the Class AV, Class AF-1 and Class M Certificates will not include accrued interest (settle flat).
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.002]% per annum. The Servicing Fee will be paid monthly on the stated principal balance of each Mortgage Loan and the Trustee Fee will be paid monthly on the aggregate stated principal balance of the Mortgage Loans including any amounts remaining on deposit in the Pre-Funding Accounts.
Expense Adjusted Net Mortgage Rate:	For any Mortgage Loan, and for any Distribution Date, will be the Mortgage Rate on such Mortgage Loan minus the Servicing Fee Rate and the Trustee Fee Rate.

Transaction Overview

Optional Termination:	The Master Servicer at its option may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of Initial Mortgage Loans plus the amounts on deposit in the Pre-Funding Accounts as of the Closing Date.
Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.
Credit Enhancement:	1. Excess Interest 2. Overcollateralization ("OC") 3. Subordination
Allocation of Losses	On any Distribution Date, realized losses on the Mortgage Loans will be allocated first, to interest accrued on the Class CE Certificates, second, to the Class CE Certificates, third, to the Class M-6 Certificates, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. Once realized losses are allocated to the Class M Certificates, such realized losses will not be reinstated thereafter. Investors in the Class A Certificates should note that, although realized losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. However, the amount of Realized Losses allocated to the Class M Certificates may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, to the extent available, according to the provisions set forth in Payment Priority herein.
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 1.65% of the aggregate principal balance of the Initial Mortgage Loans plus amounts on deposit in the Pre-Funding Accounts as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 3.30% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $9,500,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Transaction Overview

Stepdown Date: The earlier to occur of (x) the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates is reduced to zero and (y) the later to occur of (i) the Distribution Date occurring on December 2006 and (ii) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (after taking into account distributions of principal on such Distribution Date) is greater than or equal to 33.50%.

Credit Enhancement Percentage: For any Distribution Date for the Class A Certificates is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates plus the Overcollateralization Amount by (y) the principal balance of the Mortgage Loans, calculated prior to taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the Certificateholders then entitled to distributions of principal on such Distribution Date, and any remaining funds in the Pre-Funding Accounts.

Expected Credit Support Percentage:

Class	(S&P / M / F)	Initial CE %	On/After Step Down Date
A	AAA / Aaa / AAA	16.75%	33.50%
M-1	AA / Aa2 / AA	10.85%	21.70%
M-2	A / A2 / A	6.35%	12.70%
M-3	A-/A3/A-	4.85%	9.70%
M-4	BBB+ / Baa1 / BBB+	3.85%	7.70%
M-5	BBB / Baa2 / BBB	2.85%	5.70%
M-6	BBB- / Baa3 / BBB-	1.65%	3.30%

Net WAC Cap: Class AV-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group I Mortgage Loans, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class AV-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of Group II Mortgage Loans, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class AF Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group III Mortgage Loans, and in the case of the Class AF-1 Certificates, adjusted based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, the Group II Mortgage Loans and the Group III Mortgage Loans after subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination, and the pass-through rates on the Offered Certificates that are floating-rate Certificates are based on one-month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly because the Mortgage Loan adjustments are subject to interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Net Monthly Excess Cashflow to the extent available on a subordinated basis on the same Distribution Date or in any subsequent period.

Transaction Overview

Net WAC Rate Carryover Amount:	If on any Distribution Date, the pass-through rate for a class of Offered Certificates is based on the Net WAC Cap, the sum of (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Cap. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.
Yield Maintenance Agreements:	On the Closing Date, the Trustee will enter into eight separate yield maintenance agreements (each a "Yield Maintenance Agreement") to make payments in respect of any Net WAC Rate Carryover Amounts in respect of each of the Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates. On each Distribution Date, the counterparty to the related Yield Maintenance Agreement will be obligated to make a payment to the Trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a specified maximum rate over (ii) the strike price for such Distribution Date specified on the related Yield Maintenance Agreement Schedules as described herein, accrued during the related Interest Accrual Period for the related class of Certificates, and (b) the notional balance for such Distribution Date specified on the related Yield Maintenance Agreement Schedules herein.
Interest Carry Forward Amount:	For each class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.
Available Funds:	For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; (iv) with respect to the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Pre-Funding Accounts after giving effect to any purchase of subsequent Mortgage Loans; and (v) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.
Net Monthly Excess Cashflow:	For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the Principal Remittance Amount.

Transaction Overview

Class A Principal Distribution Amount:

Before the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a [33.50]% Credit Enhancement Percentage (based on 2x the original Class A Credit Enhancement Percentage).

The Class A Principal Distribution Amount will be distributed to the holders of the Class A Certificates on a pro rata basis based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class AV-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class AV-2 Certificates) or the principal remittance amount for the Group III Mortgage Loans (in the case of the Class AF Certificates) for each such class for such Distribution Date and the denominator of which is the aggregate principal remittance amount for the Mortgage Loans). Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of such Class A Certificates on that Distribution Date, and the amount of principal distributions on the related Mortgage Loans on subsequent Distribution Dates, will be distributed to the holders of the classes of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such classes of Class A Certificates remaining outstanding has been reduced to zero.

With respect to the Class AF Certificates, all principal distributions allocated to the Class AF Certificates will be distributed first, to the holders of the Class AF-6 Certificates based on the Lockout Distribution Percentage, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero; second, to the holders of the Class AF-1 Certificates, until the Certificate Principal Balance of the Class AF-1 Certificates has been reduced to zero; third, to the holders of the Class AF-2 Certificates, until the Certificate Principal Balance of the Class AF-2 Certificates has been reduced to zero; fourth, to the holders of the Class AF-3 Certificates, until the Certificate Principal Balance of the Class AF-3 Certificates has been reduced to zero; fifth, to the holders of the Class AF-4 Certificates, until the Certificate Principal Balance of the Class AF-4 Certificates has been reduced to zero, sixth, to the holders of the Class AF-5 Certificates, until the Certificate Principal Balance of the Class AF-5 Certificates has been reduced to zero and seventh, to the holders of the Class AF-6 Certificates, until the Certificate Principal Balance of the Class AF-6 Certificates has been reduced to zero.

Lockout Distribution Percentage:

For the Class AF-6 Certificates and any Distribution Date, the indicated percentage of the Lockout Certificate Percentage for such Distribution Date:

Distribution Dates	Percentage
December 2003 – November 2006	0%
December 2006 – November 2008	45%
December 2008 – November 2009	80%
December 2009 – November 2010	100%
December 2010 and thereafter	300%

Lockout Certificate Percentage

For the Class AF-6 Certificates and any Distribution Date, the percentage equal to the certificate principal balance of the Class AF-6 Certificates immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balances of the Class AF Certificates immediately prior to such Distribution Date.

Transaction Overview

Class M Principal Distribution Amount: Unless the principal balance of the Class A Certificates has been reduced to zero, the Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates, first on the Class M-1 Certificates until it reaches a 21.70% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then on the Class M-2 Certificates until it reaches a 12.70% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates, until it reaches a 9.70% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), then on the Class M-4 Certificates, until it reaches a 7.70% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage), then on the Class M-5 Certificates, until it reaches a 5.70% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage) and then on the Class M-6 Certificates, until it reaches a 3.30% Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage). If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
AV-1	2 x Margin
AV-2	2 x Margin
AF-5	Coupon + 0.50%
AF-6	Coupon + 0.50%
M	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds 44.00% of the Credit Enhancement Percentage.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date plus the amount deposited in the Pre-Funding Accounts as of the Closing Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Dates	Percentage
December 2006 – November 2007	2.50%
December 2007 – November 2008	4.00%
December 2008 – November 2009	5.25%
December 2009 – November 2010	5.75%
December 2010 and thereafter	6.00%

Transaction Overview

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay any Interest Carry Forward Amounts on the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Allocated Realized Loss Amounts on the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any remaining unpaid Net WAC Rate Carryover Amount remaining unpaid after application of amounts received with respect to the Cap Contracts first to the Class A Certificates, pro rata, and then, to the Class M Certificates in sequential order.

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR: Telerate page 3750.

ERISA: Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA: Once the balance on deposit in the Pre-Funding Accounts has been reduced to zero, the Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will NOT be SMMEA eligible.

Taxation - REMIC: The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
M-3	A- / A3 / A-
M-4	BBB+ / Baa1 / BBB+
M-5	BBB / Baa2 / BBB
M-6	BBB- / Baa3 / BBB-

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the Initial Mortgage Loans listed below are based on the Cut-off Date.

		Summary Statistics	Range (if applicable)
Number of Initial Mortgage Loans:		9,059	
Aggregate Current Principal Balance:		$1,424,999,993.18	$59,579.27 - $899,146.04
Average Current Principal Balance:		$157,302.13	
Aggregate Original Principal Balance:		$1,426,691,971.00	$60,000.00 - $900,000.00
Average Original Principal Balance:		$157,488.90	
Fully Amortizing Mortgage Loans:		100.00%	
1st Lien:		100.00%	
Wtd. Avg. Gross Coupon:		8.122%	5.400% - 13.800%
Wtd. Avg. Original Term (months):		347	120 - 360
Wtd. Avg. Remaining Term (months):		345	119 - 360
Margin (ARM Loans Only):		5.979%	3.000% - 8.049%
Maximum Mortgage Rate (ARM Loans)		14.634%	11.400% - 19.800%
Minimum Mortgage Rate (ARM Loans)		8.634%	5.400% - 13.800%
Wtd. Avg. Original LTV:		79.49%	11.43% - 95.00%
Wtd. Avg. Borrower FICO:		627	500 - 810
Retail Originations		100.00%	
Geographic Distribution (Top 5):	CA	21.94%	
	FL	8.08%	
	NY	7.52%	
	MA	5.45%	
	TX	5.33%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
2-yr Fixed/Adjustable Rate	5,169	$821,294,254.15	57.63
3-yr Fixed/Adjustable Rate	8	2,036,266.18	0.14
Fixed Rate	3,882	601,669,472.85	42.22
Total:	**9,059**	**$1,424,999,993.18**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Initial Mortgage Loans	Principal Balance at Origination	% of Principal Balance at Origination
50,000.01 - 100,000.00	2,878	$224,175,655.00	15.71
100,000.01 - 150,000.00	2,540	314,299,821.00	22.03
150,000.01 - 200,000.00	1,485	259,221,507.00	18.17
200,000.01 - 250,000.00	902	201,339,078.00	14.11
250,000.01 - 300,000.00	555	151,368,220.00	10.61
300,000.01 - 350,000.00	271	87,198,906.00	6.11
350,000.01 - 400,000.00	170	63,422,023.00	4.45
400,000.01 - 450,000.00	97	41,318,083.00	2.90
450,000.01 - 500,000.00	68	32,563,634.00	2.28
500,000.01 - 550,000.00	53	28,022,650.00	1.96
550,000.01 - 600,000.00	38	22,222,394.00	1.56
600,000.01 - 650,000.00	1	640,000.00	0.04
850,000.01 - 900,000.00	1	900,000.00	0.06
Total:	**9,059**	**$1,426,691,971.00**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-off Date

Range of Principal Balances as of the Cut-off Date ($)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
50,000.01 - 100,000.00	2,882	$224,284,507.76	15.74
100,000.01 - 150,000.00	2,541	314,245,213.78	22.05
150,000.01 - 200,000.00	1,480	258,161,439.30	18.12
200,000.01 - 250,000.00	907	202,361,172.52	14.20
250,000.01 - 300,000.00	550	149,940,902.30	10.52
300,000.01 - 350,000.00	271	87,111,752.13	6.11
350,000.01 - 400,000.00	170	63,347,261.39	4.45
400,000.01 - 450,000.00	98	41,728,722.67	2.93
450,000.01 - 500,000.00	67	32,079,620.67	2.25
500,000.01 - 550,000.00	53	28,001,030.08	1.96
550,000.01 - 600,000.00	38	22,199,803.11	1.56
600,000.01 - 650,000.00	1	639,421.43	0.04
850,000.01 - 900,000.00	1	899,146.04	0.06
Total:	**9,059**	**$1,424,999,993.18**	**100.00**

Remaining Term to Maturity

Range of Months Remaining	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
61 - 120	21	$1,765,200.30	0.12
121 - 180	609	68,736,334.64	4.82
181 - 240	413	51,300,517.21	3.60
241 - 300	23	3,520,134.02	0.25
301 - 360	7,993	1,299,677,807.01	91.21
Total:	**9,059**	**$1,424,999,993.18**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Current Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
5.000 - 5.499	2	$579,036.36	0.04
5.500 - 5.999	424	84,246,025.73	5.91
6.000 - 6.499	405	73,934,017.34	5.19
6.500 - 6.999	1,203	234,130,407.13	16.43
7.000 - 7.499	594	106,720,513.68	7.49
7.500 - 7.999	1,675	274,355,313.41	19.25
8.000 - 8.499	585	89,476,980.82	6.28
8.500 - 8.999	1,396	207,365,397.07	14.55
9.000 - 9.499	548	78,282,848.58	5.49
9.500 - 9.999	1,048	143,850,692.82	10.09
10.000 - 10.499	305	38,086,261.43	2.67
10.500 - 10.999	533	59,852,675.46	4.20
11.000 - 11.499	134	12,393,828.27	0.87
11.500 - 11.999	144	14,573,339.51	1.02
12.000 - 12.499	32	3,720,811.70	0.26
12.500 - 12.999	25	2,750,327.48	0.19
13.000 - 13.499	5	621,539.40	0.04
13.500 - 13.999	1	59,976.99	0.00
Total:	9,059	$1,424,999,993.18	100.00

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
<= 25.00	33	$2,809,804.27	0.20
25.01 - 30.00	17	1,620,576.66	0.11
30.01 - 35.00	34	3,659,404.45	0.26
35.01 - 40.00	61	7,532,263.87	0.53
40.01 - 45.00	72	8,941,278.68	0.63
45.01 - 50.00	111	15,367,460.58	1.08
50.01 - 55.00	173	23,378,946.60	1.64
55.01 - 60.00	330	45,852,853.94	3.22
60.01 - 65.00	344	50,646,478.43	3.55
65.01 - 70.00	510	83,694,741.04	5.87
70.01 - 75.00	1,304	187,066,563.42	13.13
75.01 - 80.00	1,580	230,195,910.70	16.15
80.01 - 85.00	1,661	275,325,523.66	19.32
85.01 - 90.00	2,585	444,451,728.72	31.19
90.01 - 95.00	244	44,456,458.16	3.12
Total:	9,059	$1,424,999,993.18	100.00

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
500 - 519	413	$52,236,108.71	3.67
520 - 539	785	109,042,774.31	7.65
540 - 559	897	126,846,672.85	8.90
560 - 579	894	129,382,153.90	9.08
580 - 599	699	104,134,915.71	7.31
600 - 619	729	112,876,284.98	7.92
620 - 639	1,013	166,659,309.10	11.70
640 - 659	898	143,301,751.61	10.06
660 - 679	777	135,072,394.12	9.48
680 - 699	691	126,334,772.27	8.87
700 - 719	498	91,362,917.30	6.41
720 - 739	323	53,744,176.91	3.77
740 - 759	228	38,565,573.29	2.71
760 - 779	142	23,593,728.36	1.66
780 - 799	55	9,515,130.67	0.67
>= 800	17	2,331,329.09	0.16
Total:	**9,059**	**$1,424,999,993.18**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
California	1,348	$312,624,642.22	21.94
Florida	889	115,102,779.72	8.08
New York	508	107,121,066.08	7.52
Massachusetts	366	77,664,060.83	5.45
Texas	737	75,954,772.76	5.33
Illinois	457	71,514,427.78	5.02
Minnesota	428	66,514,374.02	4.67
New Jersey	308	60,157,170.07	4.22
Michigan	464	55,373,344.41	3.89
Maryland	261	49,567,723.48	3.48
Pennsylvania	332	42,116,554.61	2.96
Colorado	238	41,327,358.19	2.90
Washington	212	40,519,382.65	2.84
Connecticut	211	35,911,629.07	2.52
Wisconsin	211	27,754,353.73	1.95
Rhode Island	124	19,519,176.69	1.37
Arizona	141	18,821,355.09	1.32
Missouri	170	18,813,831.36	1.32
Indiana	167	17,501,097.46	1.23
Ohio	153	15,709,405.79	1.10
Alabama	143	15,195,882.98	1.07
Georgia	104	14,820,134.59	1.04
Oklahoma	109	12,308,362.96	0.86
Louisiana	113	10,697,118.63	0.75
Tennessee	94	9,411,748.05	0.66
Maine	72	9,161,755.63	0.64
Iowa	90	8,260,584.04	0.58
Mississippi	78	7,610,314.14	0.53
New Hampshire	47	7,478,052.44	0.52
Nevada	46	7,056,235.91	0.50
Delaware	49	6,602,591.26	0.46
Nebraska	55	5,854,265.86	0.41
Kansas	50	4,719,673.09	0.33
Oregon	29	4,178,984.59	0.29
South Carolina	34	3,991,103.93	0.28
New Mexico	38	3,963,363.93	0.28
Hawaii	16	3,589,045.81	0.25
Kentucky	32	3,582,019.07	0.25
Arkansas	29	2,894,023.78	0.20
North Carolina	26	2,766,242.01	0.19
Utah	18	2,757,261.29	0.19
Alaska	15	2,483,543.27	0.17
Wyoming	15	1,762,335.74	0.12
Idaho	6	999,099.22	0.07
North Dakota	8	990,725.83	0.07
Vermont	7	972,679.89	0.07
South Dakota	8	946,491.13	0.07
Montana	3	357,848.10	0.03
Total:	**9,059**	**$1,424,999,993.18**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status*	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Owner Occupied	8,586	$1,355,479,959.54	95.12
Non-Owner Occupied	385	55,966,287.07	3.93
Second Home	88	13,553,746.57	0.95
Total:	**9,059**	**$1,424,999,993.18**	**100.00**

*Based on mortgagor representation at origination.

Documentation Type

Income Documentation	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Full Documentation	6,269	$953,327,640.74	66.90
Stated Documentation	2,110	347,948,764.67	24.42
Limited Documentation	680	123,723,587.77	8.68
Total:	**9,059**	**$1,424,999,993.18**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Refinance-Debt Consolidation Cash Out*	8,439	$1,332,155,905.41	93.48
Refinance-Debt Consolidation No Cash Out**	572	85,022,346.17	5.97
Purchase	48	7,821,741.60	0.55
Total:	**9,059**	**$1,424,999,993.18**	**100.00**

* Per Ameriquest's Underwriting Guidelines, cash proceeds to the borrower exclusive of debt consolidation payments exceed 1% of the original principal balance of the related mortgage loan or $1,000. Also includes all home equity loans originated in Texas with any cash proceeds.

** Per Ameriquest's Underwriting Guidelines, cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 1% of the original principal balance of the related mortgage loan or $1,000. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

Risk Category	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
8A	1,006	$172,173,320.76	12.08
7A	907	166,659,395.11	11.70
6A	747	130,477,929.93	9.16
5A	790	126,524,474.52	8.88
4A	858	145,794,582.50	10.23
3A	556	87,471,104.81	6.14
2A	1,599	234,904,731.36	16.48
A	558	85,429,852.67	6.00
B	1,122	151,395,367.50	10.62
C	833	113,279,046.59	7.95
D	83	10,890,187.43	0.76
Total:	**9,059**	**$1,424,999,993.18**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Single Family Detached	7,446	$1,158,802,059.51	81.32
Two- to Four-Family	480	96,534,417.84	6.77
PUD Detached	460	76,547,351.27	5.37
Condominium	364	60,615,252.87	4.25
Manufactured Housing	198	18,468,935.22	1.30
PUD Attached	51	7,047,939.53	0.49
Single Family Attached	60	6,984,036.94	0.49
Total:	**9,059**	**$1,424,999,993.18**	**100.00**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
0	2,732	$428,662,273.28	30.08
12	318	59,555,584.87	4.18
24	22	4,171,352.17	0.29
30	30	7,125,505.67	0.50
36	5,957	925,485,277.19	64.95
Total:	**9,059**	**$1,424,999,993.18**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Origination Source

Origination Source	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Retail	9,059	$1,424,999,993.18	100.00
Total:	**9,059**	**$1,424,999,993.18**	**100.00**

Maximum Mortgage Rates of the Adjustable-Rate Loans

Range of Maximum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
11.000 - 11.999	70	$16,711,047.42	2.03
12.000 - 12.999	416	91,246,044.76	11.08
13.000 - 13.999	1,017	182,775,451.77	22.20
14.000 - 14.999	1,476	236,416,196.45	28.71
15.000 - 15.999	1,341	193,082,959.60	23.45
16.000 - 16.999	607	76,761,812.39	9.32
17.000 - 17.999	207	21,094,008.87	2.56
18.000 - 18.999	39	4,808,677.16	0.58
19.000 - 19.999	4	434,321.91	0.05
Total:	**5,177**	**$823,330,520.33**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

Range of Minimum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
5.000 - 5.999	70	$16,711,047.42	2.03
6.000 - 6.999	416	91,246,044.76	11.08
7.000 - 7.999	1,017	182,775,451.77	22.20
8.000 - 8.999	1,476	236,416,196.45	28.71
9.000 - 9.999	1,341	193,082,959.60	23.45
10.000 - 10.999	607	76,761,812.39	9.32
11.000 - 11.999	207	21,094,008.87	2.56
12.000 - 12.999	39	4,808,677.16	0.58
13.000 - 13.999	4	434,321.91	0.05
Total:	5,177	$823,330,520.33	100.00

Gross Margins of the Adjustable-Rate Loans

Range of Gross Margins (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
3.000 - 3.249	4	$1,171,140.00	0.14
3.250 - 3.499	1	94,942.45	0.01
3.500 - 3.749	1	279,467.26	0.03
3.750 - 3.999	2	369,171.60	0.04
4.000 - 4.249	2	156,881.33	0.02
4.500 - 4.749	3	276,384.17	0.03
4.750 - 4.999	159	32,008,488.73	3.89
5.000 - 5.249	219	41,052,638.53	4.99
5.250 - 5.499	217	44,273,647.13	5.38
5.500 - 5.749	363	63,103,227.09	7.66
5.750 - 5.999	431	77,757,159.40	9.44
6.000 - 6.249	1,744	270,233,311.81	32.82
6.250 - 6.499	404	64,435,118.58	7.83
6.500 - 6.749	964	136,042,780.78	16.52
6.750 - 6.999	662	91,830,289.01	11.15
8.000 - 8.249	1	245,872.46	0.03
Total:	5,177	$823,330,520.33	100.00

DESCRIPTION OF THE TOTAL COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

Next Adjustment Date	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
March 2005	2	$282,616.41	0.03
April 2005	9	1,530,363.54	0.19
May 2005	209	32,147,424.80	3.90
June 2005	282	41,427,160.33	5.03
July 2005	153	23,942,424.06	2.91
August 2005	197	31,179,411.23	3.79
September 2005	168	24,797,886.70	3.01
October 2005	3,370	548,073,555.08	66.57
November 2005	779	117,913,412.00	14.32
July 2006	2	751,073.29	0.09
August 2006	4	871,786.87	0.11
September 2006	2	413,406.02	0.05
Total:	**5,177**	**$823,330,520.33**	**100.00**

Initial Periodic Cap of the Adjustable-Rate Loans

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
2.000	5,177	$823,330,520.33	100.00
Total:	**5,177**	**$823,330,520.33**	**100.00**

Periodic Cap of the Adjustable-Rate Loans

Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
1.000	5,177	$823,330,520.33	100.00
Total:	**5,177**	**$823,330,520.33**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics for the Initial Group II Mortgage Loans listed below are based on the Cut-off Date.

	Summary Statistics	Range (if applicable)
Number of Initial Mortgage Loans:	2,095	
Aggregate Current Principal Balance:	$340,412,238.43	$59,585.99 - $639,421.43
Average Current Principal Balance:	$162,487.94	
Aggregate Original Principal Balance:	$340,803,669.00	$60,000.00 - $640,000.00
Average Original Principal Balance:	$162,674.78	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	8.162%	5.470% - 13.800%
Wtd. Avg. Original Term (months):	348	120 - 360
Wtd. Avg. Remaining Term (months):	346	119 - 360
Margin (ARM Loans Only):	5.956%	3.000% - 8.049%
Maximum Mortgage Rate (ARM Loans)	14.639%	11.500% - 19.800%
Minimum Mortgage Rate (ARM Loans)	8.639%	5.500% - 13.800%
Wtd. Avg. Original LTV:	79.95%	11.85% - 95.00%
Wtd. Avg. Borrower FICO:	624	500 - 804
Retail Originations	100.00%	
Geographic Distribution (Top 5):	CA 24.22%	
	FL 8.18%	
	NY 7.69%	
	TX 6.05%	
	IL 5.75%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
2-yr Fixed/Adjustable Rate	1,347	$220,265,945.52	64.71
3-yr Fixed/Adjustable Rate	2	1,001,773.40	0.29
Fixed Rate	746	119,144,519.51	35.00
Total:	**2,095**	**$340,412,238.43**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Initial Mortgage Loans	Principal Balance at Origination	% of Principal Balance at Origination
50,000.01 - 100,000.00	1,033	$71,617,729.00	21.01
100,000.01 - 150,000.00	319	39,188,630.00	11.50
150,000.01 - 200,000.00	189	33,147,460.00	9.73
200,000.01 - 250,000.00	108	24,322,937.00	7.14
250,000.01 - 300,000.00	66	18,044,839.00	5.29
300,000.01 - 350,000.00	103	34,123,050.00	10.01
350,000.01 - 400,000.00	114	42,522,648.00	12.48
400,000.01 - 450,000.00	74	31,505,085.00	9.24
450,000.01 - 500,000.00	39	18,739,490.00	5.50
500,000.01 - 550,000.00	31	16,435,250.00	4.82
550,000.01 - 600,000.00	18	10,516,551.00	3.09
600,000.01 - 650,000.00	1	640,000.00	0.19
Total:	**2,095**	**$340,803,669.00**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance as of the Cut-off Date

Range of Principal Balances as of the Cut-off Date ($)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
50,000.01 - 100,000.00	1,033	$71,521,652.77	21.01
100,000.01 - 150,000.00	319	39,135,645.34	11.50
150,000.01 - 200,000.00	189	33,107,216.73	9.73
200,000.01 - 250,000.00	108	24,287,851.69	7.13
250,000.01 - 300,000.00	66	18,027,075.85	5.30
300,000.01 - 350,000.00	103	34,093,166.23	10.02
350,000.01 - 400,000.00	114	42,478,656.77	12.48
400,000.01 - 450,000.00	75	31,922,599.46	9.38
450,000.01 - 500,000.00	38	18,270,569.93	5.37
500,000.01 - 550,000.00	31	16,423,984.67	4.82
550,000.01 - 600,000.00	18	10,504,397.56	3.09
600,000.01 - 650,000.00	1	639,421.43	0.19
Total:	2,095	$340,412,238.43	100.00

Remaining Term to Maturity

Range of Months Remaining	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
61 - 120	6	$483,467.11	0.14
121 - 180	151	15,047,041.85	4.42
181 - 240	92	11,069,725.07	3.25
241 - 300	3	422,499.13	0.12
301 - 360	1,843	313,389,505.27	92.06
Total:	2,095	$340,412,238.43	100.00

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Range of Current Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
5.000 - 5.499	1	$359,399.62	0.11
5.500 - 5.999	101	22,972,368.76	6.75
6.000 - 6.499	76	15,711,918.15	4.62
6.500 - 6.999	268	59,939,514.55	17.61
7.000 - 7.499	124	26,164,963.35	7.69
7.500 - 7.999	335	58,916,493.98	17.31
8.000 - 8.499	119	18,958,728.35	5.57
8.500 - 8.999	292	47,453,146.15	13.94
9.000 - 9.499	110	16,738,550.72	4.92
9.500 - 9.999	294	36,393,097.57	10.69
10.000 - 10.499	80	8,144,867.38	2.39
10.500 - 10.999	158	16,905,736.11	4.97
11.000 - 11.499	57	4,050,985.23	1.19
11.500 - 11.999	60	5,237,799.71	1.54
12.000 - 12.499	11	1,520,549.48	0.45
12.500 - 12.999	5	509,797.41	0.15
13.000 - 13.499	3	374,344.92	0.11
13.500 - 13.999	1	59,976.99	0.02
Total:	**2,095**	**$340,412,238.43**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
<= 25.00	12	$939,519.20	0.28
25.01 - 30.00	1	70,000.00	0.02
30.01 - 35.00	12	1,254,580.93	0.37
35.01 - 40.00	7	454,086.35	0.13
40.01 - 45.00	11	1,370,440.34	0.40
45.01 - 50.00	18	2,749,950.34	0.81
50.01 - 55.00	26	3,966,841.28	1.17
55.01 - 60.00	56	7,310,948.65	2.15
60.01 - 65.00	91	11,499,733.46	3.38
65.01 - 70.00	123	25,081,000.76	7.37
70.01 - 75.00	353	48,021,388.56	14.11
75.01 - 80.00	428	57,583,078.54	16.92
80.01 - 85.00	355	61,526,880.74	18.07
85.01 - 90.00	555	109,113,853.69	32.05
90.01 - 95.00	47	9,469,935.59	2.78
Total:	**2,095**	**$340,412,238.43**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
500 - 519	147	$18,239,767.55	5.36
520 - 539	207	27,480,638.85	8.07
540 - 559	200	25,732,629.43	7.56
560 - 579	204	29,264,680.88	8.60
580 - 599	155	25,774,085.89	7.57
600 - 619	169	28,050,402.90	8.24
620 - 639	237	42,978,189.34	12.63
640 - 659	191	32,487,298.04	9.54
660 - 679	162	31,925,553.29	9.38
680 - 699	167	32,454,124.66	9.53
700 - 719	90	16,350,752.73	4.80
720 - 739	81	14,776,646.13	4.34
740 - 759	48	8,910,504.86	2.62
760 - 779	22	3,355,244.06	0.99
780 - 799	9	1,704,312.90	0.50
>= 800	6	927,406.92	0.27
Total:	**2,095**	**$340,412,238.43**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

State	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
California	271	$82,450,433.94	24.22
Florida	218	27,858,402.17	8.18
New York	108	26,166,321.29	7.69
Texas	235	20,605,879.21	6.05
Illinois	106	19,573,552.48	5.75
Massachusetts	75	19,227,502.84	5.65
New Jersey	59	13,741,041.84	4.04
Minnesota	73	11,695,684.68	3.44
Colorado	50	11,581,720.77	3.40
Maryland	43	11,553,185.13	3.39
Michigan	98	10,863,081.85	3.19
Pennsylvania	92	10,418,303.21	3.06
Washington	42	9,741,594.71	2.86
Connecticut	33	6,898,637.58	2.03
Wisconsin	56	5,781,581.03	1.70
Missouri	53	4,607,080.63	1.35
Iowa	51	3,973,272.98	1.17
Oklahoma	33	3,406,762.53	1.00
Georgia	24	3,398,774.70	1.00
Alabama	38	3,279,923.04	0.96
Indiana	40	3,126,951.37	0.92
Ohio	40	3,062,606.54	0.90
Rhode Island	18	3,008,686.70	0.88
Tennessee	32	2,863,161.72	0.84
Louisiana	30	2,745,984.93	0.81
Arizona	22	2,401,244.03	0.71
Nevada	9	1,688,807.88	0.50
Mississippi	22	1,529,216.98	0.45
New Hampshire	9	1,441,362.17	0.42
Kansas	18	1,266,068.53	0.37
Maine	11	1,263,435.68	0.37
South Carolina	11	1,149,546.87	0.34
Nebraska	16	1,120,512.55	0.33
New Mexico	10	948,425.51	0.28
Utah	5	899,561.19	0.26
Hawaii	4	838,519.42	0.25
Kentucky	8	611,659.13	0.18
Arkansas	7	587,839.47	0.17
South Dakota	4	551,679.17	0.16
Alaska	2	547,672.73	0.16
Delaware	4	469,745.21	0.14
North Carolina	6	445,223.49	0.13
Oregon	4	386,779.59	0.11
North Dakota	1	269,860.02	0.08
Montana	2	177,578.13	0.05
Wyoming	1	125,906.48	0.04
Vermont	1	61,466.33	0.02
Total:	**2,095**	**$340,412,238.43**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status*	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Owner Occupied	1,979	$324,075,186.37	95.20
Non-Owner Occupied	94	12,158,255.84	3.57
Second Home	22	4,178,796.22	1.23
Total:	**2,095**	**$340,412,238.43**	**100.00**

*Based on mortgagor representation at origination.

Documentation Type

Income Documentation	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Full Documentation	1,460	$224,295,596.24	65.89
Stated Documentation	470	80,972,149.64	23.79
Limited Documentation	165	35,144,492.55	10.32
Total:	**2,095**	**$340,412,238.43**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Refinance-Debt Consolidation Cash Out*	1,959	$319,511,400.08	93.86
Refinance-Debt Consolidation No Cash Out**	128	19,304,795.03	5.67
Purchase	8	1,596,043.32	0.47
Total:	**2,095**	**$340,412,238.43**	**100.00**

* Per Ameriquest's Underwriting Guidelines, cash proceeds to the borrower exclusive of debt consolidation payments exceed 1% of the original principal balance of the related mortgage loan or $1,000. Also includes all home equity loans originated in Texas with any cash proceeds.

** Per Ameriquest's Underwriting Guidelines, cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 1% of the original principal balance of the related mortgage loan or $1,000. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

Risk Category	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
8A	206	$37,630,038.24	11.05
7A	208	39,503,070.14	11.60
6A	155	30,656,377.71	9.01
5A	171	29,834,337.53	8.76
4A	199	37,857,191.17	11.12
3A	122	20,627,357.37	6.06
2A	382	58,413,358.86	17.16
A	116	18,785,436.12	5.52
B	293	36,327,914.74	10.67
C	220	27,734,926.18	8.15
D	23	3,042,230.37	0.89
Total:	2,095	$340,412,238.43	100.00

Property Type

Property Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Single Family Detached	1,776	$288,263,772.45	84.68
PUD Detached	93	17,557,452.29	5.16
Condominium	84	15,447,545.69	4.54
Two- to Four-Family	72	13,363,527.65	3.93
Manufactured Housing	42	2,996,946.44	0.88
Single Family Attached	21	1,842,599.79	0.54
PUD Attached	7	940,394.12	0.28
Total:	2,095	$340,412,238.43	100.00

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
0	693	$111,569,127.34	32.77
12	60	12,805,769.51	3.76
24	3	1,331,903.52	0.39
30	7	2,293,897.23	0.67
36	1,332	212,411,540.83	62.40
Total:	2,095	$340,412,238.43	100.00

DESCRIPTION OF THE GROUP II COLLATERAL

Origination Source

Origination Source	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Retail	2,095	$340,412,238.43	100.00
Total:	2,095	$340,412,238.43	100.00

Maximum Mortgage Rates of the Adjustable-Rate Loans

Range of Maximum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
11.000 - 11.999	22	$6,836,889.33	3.09
12.000 - 12.999	107	33,096,440.60	14.96
13.000 - 13.999	213	44,167,075.12	19.96
14.000 - 14.999	299	53,727,240.43	24.28
15.000 - 15.999	364	48,867,704.25	22.09
16.000 - 16.999	217	23,557,951.62	10.65
17.000 - 17.999	108	8,609,731.98	3.89
18.000 - 18.999	15	1,970,363.68	0.89
19.000 - 19.999	4	434,321.91	0.20
Total:	1,349	$221,267,718.92	100.00

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

Range of Minimum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
5.000 - 5.999	22	$6,836,889.33	3.09
6.000 - 6.999	107	33,096,440.60	14.96
7.000 - 7.999	213	44,167,075.12	19.96
8.000 - 8.999	299	53,727,240.43	24.28
9.000 - 9.999	364	48,867,704.25	22.09
10.000 - 10.999	217	23,557,951.62	10.65
11.000 - 11.999	108	8,609,731.98	3.89
12.000 - 12.999	15	1,970,363.68	0.89
13.000 - 13.999	4	434,321.91	0.20
Total:	**1,349**	**$221,267,718.92**	**100.00**

Gross Margins of the Adjustable-Rate Loans

Range of Gross Margins (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
3.000 - 3.249	3	$1,039,195.36	0.47
4.000 - 4.249	1	69,063.88	0.03
4.500 - 4.749	2	148,479.17	0.07
4.750 - 4.999	37	9,486,587.53	4.29
5.000 - 5.249	54	11,659,026.49	5.27
5.250 - 5.499	45	13,723,351.16	6.20
5.500 - 5.749	82	17,295,659.01	7.82
5.750 - 5.999	112	22,360,469.06	10.11
6.000 - 6.249	433	67,818,095.95	30.65
6.250 - 6.499	89	15,290,729.07	6.91
6.500 - 6.749	279	36,892,394.92	16.67
6.750 - 6.999	211	25,238,794.86	11.41
8.000 - 8.249	1	245,872.46	0.11
Total:	**1,349**	**$221,267,718.92**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

Next Adjustment Date	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
April 2005	2	$287,979.81	0.13
May 2005	56	9,600,943.84	4.34
June 2005	75	9,951,457.00	4.50
July 2005	27	3,797,598.90	1.72
August 2005	50	8,332,541.27	3.77
September 2005	55	6,760,046.41	3.06
October 2005	873	148,721,045.29	67.21
November 2005	209	32,814,333.00	14.83
July 2006	1	598,489.83	0.27
August 2006	1	403,283.57	0.18
Total:	**1,349**	**$221,267,718.92**	**100.00**

Initial Periodic Cap of the Adjustable-Rate Loans

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
2.000	1,349	$221,267,718.92	100.00
Total:	**1,349**	**$221,267,718.92**	**100.00**

Periodic Cap of the Adjustable-Rate Loans

Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
1.000	1,349	$221,267,718.92	100.00
Total:	**1,349**	**$221,267,718.92**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Summary

Statistics for the Initial Group III Mortgage Loans listed below are based on the Cut-off Date.

		Summary Statistics	Range (if applicable)
Number of Initial Mortgage Loans:		1,031	
Aggregate Current Principal Balance:		$158,337,424.17	$59,579.27 - $899,146.04
Average Current Principal Balance:		$153,576.55	
Aggregate Original Principal Balance:		$158,543,963.00	$60,000.00 - $900,000.00
Average Original Principal Balance:		$153,776.88	
Fully Amortizing Mortgage Loans:		100.00%	
1st Lien:		100.00%	
Wtd. Avg. Gross Coupon:		7.531%	5.500% - 13.150%
Wtd. Avg. Original Term (months):		336	120 - 360
Wtd. Avg. Remaining Term (months):		335	119 - 360
Wtd. Avg. Original LTV:		77.30%	11.43% - 95.00%
Wtd. Avg. Borrower FICO:		664	500 - 806
Retail Originations		100.00%	
Geographic Distribution (Top 5):	CA	29.26%	
	TX	7.00%	
	FL	6.47%	
	NY	6.11%	
	MA	4.55%	

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Fixed Rate	1,031	$158,337,424.17	100.00
Total:	**1,031**	**$158,337,424.17**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Initial Mortgage Loans	Principal Balance at Origination	% of Principal Balance at Origination
50,000.01 - 100,000.00	549	$38,827,499.00	24.49
100,000.01 - 150,000.00	162	20,108,403.00	12.68
150,000.01 - 200,000.00	86	14,707,871.00	9.28
200,000.01 - 250,000.00	58	12,921,630.00	8.15
250,000.01 - 300,000.00	36	9,764,550.00	6.16
300,000.01 - 350,000.00	25	8,163,800.00	5.15
350,000.01 - 400,000.00	31	11,574,075.00	7.30
400,000.01 - 450,000.00	20	8,554,998.00	5.40
450,000.01 - 500,000.00	26	12,427,894.00	7.84
500,000.01 - 550,000.00	18	9,482,400.00	5.98
550,000.01 - 600,000.00	19	11,110,843.00	7.01
850,000.01 - 900,000.00	1	900,000.00	0.57
Total:	**1,031**	**$158,543,963.00**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Principal Balance as of the Cut-off Date

Range of Principal Balances as of the Cut-off Date ($)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
50,000.01 - 100,000.00	549	$38,771,783.27	24.49
100,000.01 - 150,000.00	162	20,078,175.44	12.68
150,000.01 - 200,000.00	86	14,685,526.65	9.27
200,000.01 - 250,000.00	59	13,156,708.45	8.31
250,000.01 - 300,000.00	35	9,500,639.26	6.00
300,000.01 - 350,000.00	25	8,155,149.61	5.15
350,000.01 - 400,000.00	31	11,552,784.29	7.30
400,000.01 - 450,000.00	20	8,549,049.23	5.40
450,000.01 - 500,000.00	26	12,413,556.49	7.84
500,000.01 - 550,000.00	18	9,473,906.42	5.98
550,000.01 - 600,000.00	19	11,100,999.02	7.01
850,000.01 - 900,000.00	1	899,146.04	0.57
Total:	**1,031**	**$158,337,424.17**	**100.00**

Remaining Term to Maturity

Range of Months Remaining	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
61 - 120	10	$681,783.13	0.43
121 - 180	159	14,167,382.12	8.95
181 - 240	88	8,265,082.65	5.22
241 - 300	5	944,304.13	0.60
301 - 360	769	134,278,872.14	84.81
Total:	**1,031**	**$158,337,424.17**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Mortgage Rate %

Range of Current Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
5.500 - 5.999	80	$17,211,014.56	10.87
6.000 - 6.499	78	15,090,254.35	9.53
6.500 - 6.999	197	45,399,527.48	28.67
7.000 - 7.499	61	11,015,141.45	6.96
7.500 - 7.999	213	33,429,136.02	21.11
8.000 - 8.499	40	4,575,315.97	2.89
8.500 - 8.999	101	9,494,137.35	6.00
9.000 - 9.499	23	2,023,624.70	1.28
9.500 - 9.999	62	7,211,982.38	4.55
10.000 - 10.499	33	2,839,253.56	1.79
10.500 - 10.999	86	5,883,439.60	3.72
11.000 - 11.499	23	1,586,991.27	1.00
11.500 - 11.999	19	1,257,596.75	0.79
12.000 - 12.499	8	545,767.83	0.34
12.500 - 12.999	5	527,046.42	0.33
13.000 - 13.499	2	247,194.48	0.16
Total:	**1,031**	**$158,337,424.17**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
<= 25.00	13	$912,966.92	0.58
25.01 - 30.00	5	405,260.59	0.26
30.01 - 35.00	12	901,828.25	0.57
35.01 - 40.00	22	2,389,716.45	1.51
40.01 - 45.00	22	2,436,547.75	1.54
45.01 - 50.00	34	3,678,301.00	2.32
50.01 - 55.00	45	4,815,005.45	3.04
55.01 - 60.00	68	8,005,523.75	5.06
60.01 - 65.00	35	5,812,713.25	3.67
65.01 - 70.00	77	10,169,857.52	6.42
70.01 - 75.00	110	11,467,585.13	7.24
75.01 - 80.00	174	24,686,889.35	15.59
80.01 - 85.00	131	25,996,289.86	16.42
85.01 - 90.00	259	52,081,170.54	32.89
90.01 - 95.00	24	4,577,768.36	2.89
Total:	**1,031**	**$158,337,424.17**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
500 - 519	39	$2,840,200.93	1.79
520 - 539	45	3,948,431.83	2.49
540 - 559	51	4,842,529.20	3.06
560 - 579	73	8,301,570.18	5.24
580 - 599	51	5,350,753.12	3.38
600 - 619	57	7,545,495.83	4.77
620 - 639	104	14,802,964.85	9.35
640 - 659	127	19,428,314.24	12.27
660 - 679	116	19,966,580.75	12.61
680 - 699	119	24,943,716.20	15.75
700 - 719	92	19,822,756.55	12.52
720 - 739	57	8,095,115.47	5.11
740 - 759	43	8,943,554.66	5.65
760 - 779	40	7,364,614.38	4.65
780 - 799	12	1,693,915.00	1.07
>= 800	5	446,910.98	0.28
Total:	**1,031**	**$158,337,424.17**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Geographic Distribution

State	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
California	163	$46,334,832.42	29.26
Texas	122	11,082,654.33	7.00
Florida	87	10,251,371.09	6.47
New York	52	9,672,851.00	6.11
Massachusetts	32	7,198,910.92	4.55
Connecticut	27	6,299,239.31	3.98
Michigan	56	5,306,602.06	3.35
Minnesota	31	4,957,073.12	3.13
Pennsylvania	41	4,907,013.51	3.10
Maryland	20	4,595,935.56	2.90
New Jersey	21	4,202,831.80	2.65
Washington	19	3,717,232.92	2.35
Wisconsin	16	3,304,383.71	2.09
Illinois	24	3,158,075.17	1.99
Colorado	24	3,146,487.77	1.99
Oklahoma	27	3,063,584.10	1.93
Alabama	23	2,307,393.97	1.46
Indiana	20	2,173,869.68	1.37
Missouri	22	2,156,857.63	1.36
Arizona	19	2,080,468.91	1.31
Louisiana	28	2,050,860.11	1.30
New Hampshire	8	1,598,641.67	1.01
Ohio	17	1,449,658.29	0.92
Tennessee	19	1,426,031.22	0.90
Nebraska	10	1,343,938.46	0.85
Oregon	8	1,250,409.74	0.79
Mississippi	14	1,184,164.89	0.75
Rhode Island	7	1,014,764.48	0.64
Maine	9	807,421.52	0.51
Nevada	5	672,520.36	0.42
North Carolina	6	610,154.50	0.39
South Carolina	5	602,212.09	0.38
Iowa	8	579,379.87	0.37
Kansas	7	566,956.03	0.36
New Mexico	6	549,919.62	0.35
Hawaii	4	545,657.64	0.34
Georgia	5	460,268.22	0.29
Kentucky	3	413,956.04	0.26
Delaware	4	393,897.40	0.25
Arkansas	5	337,845.02	0.21
Alaska	3	269,722.90	0.17
Wyoming	2	143,811.41	0.09
North Dakota	1	85,448.20	0.05
Utah	1	62,115.51	0.04
Total:	**1,031**	**$158,337,424.17**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Occupancy Status

Occupancy Status*	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Owner Occupied	966	$148,740,692.58	93.94
Non-Owner Occupied	58	8,624,837.99	5.45
Second Home	7	971,893.60	0.61
Total:	**1,031**	**$158,337,424.17**	**100.00**

*Based on mortgagor representation at origination.

Documentation Type

Income Documentation	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Full Documentation	760	$114,191,645.96	72.12
Stated Documentation	196	30,839,100.14	19.48
Limited Documentation	75	13,306,678.07	8.40
Total:	**1,031**	**$158,337,424.17**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Refinance-Debt Consolidation Cash Out*	956	$145,580,659.75	91.94
Refinance-Debt Consolidation No Cash Out**	71	12,182,114.82	7.69
Purchase	4	574,649.60	0.36
Total:	**1,031**	**$158,337,424.17**	**100.00**

* Per Ameriquest's Underwriting Guidelines, cash proceeds to the borrower exclusive of debt consolidation payments exceed 1% of the original principal balance of the related mortgage loan or $1,000. Also includes all home equity loans originated in Texas with any cash proceeds.

** Per Ameriquest's Underwriting Guidelines, cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 1% of the original principal balance of the related mortgage loan or $1,000. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP III COLLATERAL

Credit Grade

Risk Category	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
8A	195	$35,521,373.60	22.43
7A	165	34,692,124.90	21.91
6A	116	20,617,149.79	13.02
5A	117	17,646,025.06	11.14
4A	96	14,455,464.64	9.13
3A	51	7,392,287.92	4.67
2A	110	11,368,414.98	7.18
A	31	4,405,258.24	2.78
B	73	6,183,307.57	3.91
C	67	5,208,773.54	3.29
D	10	847,243.93	0.54
Total:	**1,031**	**$158,337,424.17**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Single Family Detached	815	$125,521,568.61	79.27
Two- to Four-Family	58	12,810,206.96	8.09
PUD Detached	57	9,537,864.49	6.02
Manufactured Housing	62	5,186,411.24	3.28
Condominium	28	4,141,638.21	2.62
Single Family Attached	7	745,487.38	0.47
PUD Attached	4	394,247.28	0.25
Total:	**1,031**	**$158,337,424.17**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
0	269	$35,665,415.78	22.52
12	55	11,213,955.73	7.08
24	3	183,494.19	0.12
30	4	722,000.94	0.46
36	700	110,552,557.53	69.82
Total:	**1,031**	**$158,337,424.17**	**100.00**

Origination Source

Origination Source	Number of Initial Mortgage Loans	Principal Balance as of the Cut-off Date	% of Principal Balance as of the Cut-off Date
Retail	1,031	$158,337,424.17	100.00
Total:	**1,031**	**$158,337,424.17**	**100.00**

Sensitivity Analysis

To Call

Class	FRM PPC	0%	50%	100%	150%	200%
	ARM CPR	0%	14%	27%	40%	54%
AV-2	Avg Life	18.45	5.43	2.90	1.80	1.15
	Modified Duration	15.65	5.04	2.77	1.74	1.12
	First Payment Period	12/25/2003	12/25/2003	12/25/2003	12/25/2003	12/25/2003
	Last Payment Period	7/25/2032	3/25/2019	3/25/2012	4/25/2009	10/25/2006
AF-1	Avg Life	7.27	1.39	0.90	0.71	0.60
	Modified Duration	6.80	1.37	0.89	0.70	0.60
	First Payment Period	12/25/2003	12/25/2003	12/25/2003	12/25/2003	12/25/2003
	Last Payment Period	2/25/2017	4/25/2006	4/25/2005	12/25/2004	10/25/2004
AF-2	Avg Life	16.61	3.53	2.00	1.46	1.18
	Modified Duration	13.02	3.31	1.92	1.41	1.15
	First Payment Period	2/25/2017	4/25/2006	4/25/2005	12/25/2004	10/25/2004
	Last Payment Period	6/25/2023	7/25/2008	5/25/2006	8/25/2005	4/25/2005
AF-3	Avg Life	21.81	5.69	3.00	2.10	1.64
	Modified Duration	14.95	5.07	2.80	1.99	1.57
	First Payment Period	6/25/2023	7/25/2008	5/25/2006	8/25/2005	4/25/2005
	Last Payment Period	1/25/2028	5/25/2011	6/25/2007	3/25/2006	9/25/2005
AF-4	Avg Life	26.28	11.52	5.00	2.95	2.15
	Modified Duration	14.76	8.65	4.35	2.70	2.00
	First Payment Period	1/25/2028	5/25/2011	6/25/2007	3/25/2006	9/25/2005
	Last Payment Period	12/25/2031	3/25/2019	6/25/2011	11/25/2007	4/25/2006
AF-5	Avg Life	28.62	15.37	8.35	4.98	2.72
	Modified Duration	13.79	10.00	6.49	4.23	2.46
	First Payment Period	12/25/2031	3/25/2019	6/25/2011	11/25/2007	4/25/2006
	Last Payment Period	7/25/2032	3/25/2019	3/25/2012	4/25/2009	10/25/2006
AF-6	Avg Life	13.10	8.04	6.58	5.17	2.99
	Modified Duration	9.15	6.38	5.46	4.46	2.72
	First Payment Period	12/25/2006	12/25/2006	12/25/2006	5/25/2007	10/25/2006
	Last Payment Period	7/25/2032	3/25/2019	3/25/2012	4/25/2009	11/25/2006

Sensitivity Analysis

To Call

Class	FRM PPC	0%	50%	100%	150%	200%
	ARM CPR	0%	14%	27%	40%	54%
M-1	Avg Life	26.12	10.31	5.56	4.37	3.81
	Modified Duration	20.52	9.21	5.21	4.16	3.65
	First Payment Period	8/25/2025	11/25/2008	1/25/2007	6/25/2007	11/25/2006
	Last Payment Period	7/25/2032	3/25/2019	3/25/2012	4/25/2009	9/25/2007
M-2	Avg Life	26.12	10.31	5.55	4.11	3.84
	Modified Duration	18.13	8.68	5.02	3.82	3.59
	First Payment Period	7/25/2025	11/25/2008	12/25/2006	3/25/2007	6/25/2007
	Last Payment Period	7/25/2032	3/25/2019	3/25/2012	4/25/2009	9/25/2007
M-3	Avg Life	26.12	10.31	5.54	4.02	3.64
	Modified Duration	17.78	8.60	4.98	3.73	3.40
	First Payment Period	7/25/2025	11/25/2008	12/25/2006	2/25/2007	4/25/2007
	Last Payment Period	7/25/2032	3/25/2019	3/25/2012	4/25/2009	9/25/2007
M-4	Avg Life	26.12	10.31	5.54	4.00	3.53
	Modified Duration	15.64	8.07	4.80	3.60	3.22
	First Payment Period	6/25/2025	11/25/2008	12/25/2006	1/25/2007	3/25/2007
	Last Payment Period	7/25/2032	3/25/2019	3/25/2012	4/25/2009	9/25/2007
M-5	Avg Life	26.12	10.31	5.54	3.97	3.46
	Modified Duration	14.20	7.66	4.64	3.49	3.10
	First Payment Period	6/25/2025	11/25/2008	12/25/2006	1/25/2007	2/25/2007
	Last Payment Period	7/25/2032	3/25/2019	3/25/2012	4/25/2009	9/25/2007
M-6	Avg Life	26.07	10.12	5.43	3.88	3.35
	Modified Duration	13.04	7.13	4.32	3.27	2.89
	First Payment Period	6/25/2025	11/25/2008	12/25/2006	12/25/2006	1/25/2007
	Last Payment Period	7/25/2032	3/25/2019	3/25/2012	4/25/2009	9/25/2007

Sensitivity Analysis

To Maturity

Class	FRM PPC	0%	50%	100%	150%	200%
	ARM CPR	0%	14%	27%	40%	54%
AV-2	Avg Life	18.51	5.79	3.13	1.95	1.15
	Modified Duration	15.69	5.31	2.97	1.89	1.12
	First Payment Period	12/25/2003	12/25/2003	12/25/2003	12/25/2003	12/25/2003
	Last Payment Period	10/25/2033	6/25/2031	2/25/2022	2/25/2016	10/25/2006
AF-1	Avg Life	7.27	1.39	0.90	0.71	0.60
	Modified Duration	6.80	1.37	0.89	0.70	0.60
	First Payment Period	12/25/2003	12/25/2003	12/25/2003	12/25/2003	12/25/2003
	Last Payment Period	2/25/2017	4/25/2006	4/25/2005	12/25/2004	10/25/2004
AF-2	Avg Life	16.61	3.53	2.00	1.46	1.18
	Modified Duration	13.02	3.31	1.92	1.41	1.15
	First Payment Period	2/25/2017	4/25/2006	4/25/2005	12/25/2004	10/25/2004
	Last Payment Period	6/25/2023	7/25/2008	5/25/2006	8/25/2005	4/25/2005
AF-3	Avg Life	21.81	5.69	3.00	2.10	1.64
	Modified Duration	14.95	5.07	2.80	1.99	1.57
	First Payment Period	6/25/2023	7/25/2008	5/25/2006	8/25/2005	4/25/2005
	Last Payment Period	1/25/2028	5/25/2011	6/25/2007	3/25/2006	9/25/2005
AF-4	Avg Life	26.28	11.53	5.00	2.95	2.15
	Modified Duration	14.76	8.65	4.35	2.70	2.00
	First Payment Period	1/25/2028	5/25/2011	6/25/2007	3/25/2006	9/25/2005
	Last Payment Period	12/25/2031	8/25/2019	6/25/2011	11/25/2007	4/25/2006
AF-5	Avg Life	29.11	20.87	12.32	6.39	2.72
	Modified Duration	13.89	11.83	8.51	5.09	2.46
	First Payment Period	12/25/2031	8/25/2019	6/25/2011	11/25/2007	4/25/2006
	Last Payment Period	10/25/2033	6/25/2032	9/25/2024	2/25/2018	10/25/2006
AF-6	Avg Life	13.10	8.08	6.83	6.57	2.99
	Modified Duration	9.15	6.39	5.61	5.43	2.72
	First Payment Period	12/25/2006	12/25/2006	12/25/2006	5/25/2007	10/25/2006
	Last Payment Period	9/25/2033	3/25/2032	6/25/2024	12/25/2017	11/25/2006

Sensitivity Analysis

To Maturity

Class	FRM PPC	0%	50%	100%	150%	200%
	ARM CPR	0%	14%	27%	40%	54%
M-1	Avg Life	26.25	11.19	6.14	4.77	5.74
	Modified Duration	20.60	9.84	5.69	4.51	5.38
	First Payment Period	8/25/2025	11/25/2008	1/25/2007	6/25/2007	11/25/2006
	Last Payment Period	8/25/2033	3/25/2030	11/25/2020	5/25/2015	11/25/2012
M-2	Avg Life	26.24	11.09	6.05	4.45	4.23
	Modified Duration	18.19	9.16	5.40	4.10	3.93
	First Payment Period	7/25/2025	11/25/2008	12/25/2006	3/25/2007	6/25/2007
	Last Payment Period	7/25/2033	12/25/2026	5/25/2017	10/25/2012	3/25/2010
M-3	Avg Life	26.23	10.93	5.93	4.29	3.82
	Modified Duration	17.83	8.98	5.28	3.94	3.56
	First Payment Period	7/25/2025	11/25/2008	12/25/2006	2/25/2007	4/25/2007
	Last Payment Period	5/25/2033	5/25/2024	7/25/2015	7/25/2011	4/25/2009
M-4	Avg Life	26.21	10.80	5.84	4.20	3.68
	Modified Duration	15.67	8.33	5.01	3.76	3.34
	First Payment Period	6/25/2025	11/25/2008	12/25/2006	1/25/2007	3/25/2007
	Last Payment Period	3/25/2033	12/25/2022	7/25/2014	11/25/2010	10/25/2008
M-5	Avg Life	26.18	10.60	5.72	4.09	3.55
	Modified Duration	14.22	7.80	4.76	3.58	3.17
	First Payment Period	6/25/2025	11/25/2008	12/25/2006	1/25/2007	2/25/2007
	Last Payment Period	1/25/2033	9/25/2021	10/25/2013	4/25/2010	6/25/2008
M-6	Avg Life	26.07	10.15	5.44	3.89	3.35
	Modified Duration	13.04	7.13	4.33	3.28	2.89
	First Payment Period	6/25/2025	11/25/2008	12/25/2006	12/25/2006	1/25/2007
	Last Payment Period	9/25/2032	1/25/2020	9/25/2012	8/25/2009	12/25/2007

Yield Maintenance Agreement Schedule and Strike Rates For Class AV-1 Certificates

Period	Class AV-1 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	1,028,138,000	N/A	N/A
2	1,010,313,316	7.45	9.25
3	986,701,559	7.45	9.25
4	963,100,537	7.96	9.25
5	939,499,929	7.44	9.25
6	915,891,819	7.68	9.25
7	892,270,697	7.43	9.25
8	868,633,457	7.67	9.25
9	844,979,372	7.42	9.25
10	821,310,062	7.42	9.25
11	797,629,453	7.66	9.25
12	773,946,188	7.42	9.25
13	750,688,770	7.66	9.25
14	727,848,574	7.41	9.25
15	705,558,045	7.41	9.25
16	683,803,791	8.20	9.25
17	662,572,750	7.41	9.25
18	641,852,181	7.65	9.25
19	621,629,660	7.40	9.25
20	601,893,064	7.65	9.25
21	582,630,575	7.40	9.25
22	563,830,662	7.40	9.25
23	545,482,080	8.20	9.25
24	527,622,893	8.25	9.25
25	510,216,768	8.52	9.25
26	493,226,338	8.53	9.25
27	476,665,405	8.52	9.25
28	460,499,155	9.25	9.25
29	444,718,065	8.78	9.25
30	429,329,515	9.22	9.25
31	414,315,745	8.92	9.25
32	399,658,770	9.25	9.25
33	385,358,112	9.05	9.25
34	371,396,906	9.05	9.25
35	0	N/A	N/A

Yield Maintenance Agreement Schedule and Strike Rates For Class AV-2 Certificates

Period	Class AV-2 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	377,858,000	N/A	N/A
2	371,294,204	7.05	8.89
3	362,602,454	7.04	8.89
4	353,914,808	7.55	8.89
5	345,227,512	7.03	8.89
6	336,537,697	7.27	8.89
7	327,843,382	7.02	8.89
8	319,143,465	7.26	8.89
9	310,437,720	7.01	8.89
10	301,726,782	7.01	8.89
11	293,012,133	7.25	8.89
12	284,306,630	7.00	8.89
13	275,757,749	7.25	8.89
14	267,362,319	7.00	8.89
15	259,169,004	7.00	8.89
16	251,172,879	7.78	8.89
17	243,369,140	6.99	8.89
18	235,753,101	7.24	8.89
19	228,320,191	6.99	8.89
20	221,065,955	7.23	8.89
21	213,986,043	6.99	8.89
22	207,076,216	6.98	8.89
23	200,332,338	7.74	8.89
24	193,766,589	7.83	8.89
25	187,369,285	8.10	8.89
26	181,124,823	8.11	8.89
27	175,038,277	8.10	8.89
28	169,096,845	8.89	8.89
29	163,297,024	8.34	8.89
30	157,640,892	8.80	8.89
31	152,123,215	8.50	8.89
32	146,736,717	8.89	8.89
33	141,481,225	8.63	8.89
34	136,350,593	8.63	8.89
35	0	N/A	N/A

Yield Maintenance Agreement Schedule and Strike Rates For Class M-1 Certificates

Period	Class M-1 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Class M-1 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Class M-1 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	112,100,000	N/A	N/A	35	112,100,000	8.60	9.25	69	47,693,306	9.10	9.25
2	112,100,000	6.67	9.25	36	112,100,000	8.44	9.25	70	46,601,021	9.09	9.25
3	112,100,000	6.67	9.25	37	112,100,000	8.73	9.25	71	45,533,720	9.25	9.25
4	112,100,000	7.17	9.25	38	112,100,000	8.52	9.25	72	44,490,826	9.07	9.25
5	112,100,000	6.66	9.25	39	109,186,416	8.50	9.25	73	43,471,774	9.25	9.25
6	112,100,000	6.90	9.25	40	96,012,384	9.25	9.25	74	42,476,013	9.05	9.25
7	112,100,000	6.65	9.25	41	91,291,635	8.68	9.25	75	41,503,005	9.04	9.25
8	112,100,000	6.89	9.25	42	89,193,229	9.12	9.25	76	40,552,225	9.25	9.25
9	112,100,000	6.64	9.25	43	87,144,148	8.80	9.25	77	39,623,161	9.02	9.25
10	112,100,000	6.64	9.25	44	85,142,384	9.23	9.25	78	38,715,310	9.25	9.25
11	112,100,000	6.88	9.25	45	83,187,563	8.90	9.25	79	37,828,184	9.00	9.25
12	112,100,000	6.64	9.25	46	81,277,840	8.89	9.25	80	36,961,305	9.25	9.25
13	112,100,000	6.88	9.25	47	79,412,163	9.25	9.25	81	36,114,207	8.98	9.25
14	112,100,000	6.63	9.25	48	77,590,587	9.21	9.25	82	35,286,433	8.97	9.25
15	112,100,000	6.63	9.25	49	75,811,597	9.25	9.25	83	34,477,539	9.25	9.25
16	112,100,000	7.41	9.25	50	74,073,557	9.25	9.25	84	33,687,090	8.95	9.25
17	112,100,000	6.63	9.25	51	72,376,062	9.25	9.25	85	32,914,662	9.25	9.25
18	112,100,000	6.87	9.25	52	70,717,607	9.25	9.25	86	32,159,841	8.93	9.25
19	112,100,000	6.62	9.25	53	69,097,285	9.25	9.25	87	31,422,220	8.92	9.25
20	112,100,000	6.87	9.25	54	67,514,203	9.25	9.25	88	30,701,406	9.25	9.25
21	112,100,000	6.62	9.25	55	65,967,495	9.25	9.25	89	29,997,012	8.90	9.25
22	112,100,000	6.62	9.25	56	64,456,315	9.25	9.25	90	29,308,661	9.20	9.25
23	112,100,000	7.35	9.25	57	62,979,837	9.23	9.25	91	28,635,985	8.88	9.25
24	112,100,000	7.37	9.25	58	61,537,253	9.22	9.25	92	27,978,623	9.18	9.25
25	112,100,000	7.64	9.25	59	60,127,779	9.25	9.25	93	27,336,225	8.86	9.25
26	112,100,000	7.62	9.25	60	58,750,641	9.20	9.25	94	26,708,447	8.85	9.25
27	112,100,000	7.62	9.25	61	57,405,089	9.25	9.25	95	26,094,954	9.15	9.25
28	112,100,000	8.50	9.25	62	56,090,390	9.18	9.25	96	25,495,419	8.83	9.25
29	112,100,000	7.84	9.25	63	54,805,828	9.17	9.25	97	24,909,522	9.13	9.25
30	112,100,000	8.27	9.25	64	53,550,703	9.25	9.25	98	24,336,950	8.81	9.25
31	112,100,000	7.97	9.25	65	52,324,333	9.15	9.25	99	23,777,399	8.80	9.25
32	112,100,000	8.39	9.25	66	51,126,052	9.25	9.25	100	23,230,571	9.25	9.25
33	112,100,000	8.09	9.25	67	49,955,208	9.12	9.25	101	0	N/A	N/A
34	112,100,000	8.08	9.25	68	48,811,166	9.25	9.25				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-2 Certificates

Period	Class M-2 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Class M-2 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Class M-2 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	85,500,000	N/A	N/A	35	85,500,000	7.60	9.25	69	36,376,250	8.10	9.25
2	85,500,000	5.67	9.25	36	85,500,000	7.44	9.25	70	35,543,152	8.09	9.25
3	85,500,000	5.67	9.25	37	85,500,000	7.73	9.25	71	34,729,109	8.41	9.25
4	85,500,000	6.17	9.25	38	85,243,654	7.52	9.25	72	33,933,681	8.07	9.25
5	85,500,000	5.66	9.25	39	72,947,079	7.50	9.25	73	33,156,438	8.39	9.25
6	85,500,000	5.90	9.25	40	71,268,725	8.46	9.25	74	32,396,959	8.05	9.25
7	85,500,000	5.65	9.25	41	69,629,213	7.68	9.25	75	31,654,834	8.04	9.25
8	85,500,000	5.89	9.25	42	68,028,734	8.12	9.25	76	30,929,663	9.07	9.25
9	85,500,000	5.64	9.25	43	66,465,875	7.80	9.25	77	30,221,055	8.02	9.25
10	85,500,000	5.64	9.25	44	64,939,107	8.23	9.25	78	29,528,626	8.33	9.25
11	85,500,000	5.88	9.25	45	63,448,141	7.90	9.25	79	28,852,005	8.00	9.25
12	85,500,000	5.64	9.25	46	61,991,573	7.89	9.25	80	28,190,826	8.31	9.25
13	85,500,000	5.88	9.25	47	60,568,599	8.42	9.25	81	27,544,734	7.98	9.25
14	85,500,000	5.63	9.25	48	59,179,261	8.21	9.25	82	26,913,381	7.97	9.25
15	85,500,000	5.63	9.25	49	57,822,404	8.53	9.25	83	26,296,428	8.28	9.25
16	85,500,000	6.41	9.25	50	56,496,781	8.31	9.25	84	25,693,543	7.95	9.25
17	85,500,000	5.63	9.25	51	55,202,081	8.30	9.25	85	25,104,403	8.26	9.25
18	85,500,000	5.87	9.25	52	53,937,158	8.97	9.25	86	24,528,692	7.93	9.25
19	85,500,000	5.62	9.25	53	52,701,319	8.27	9.25	87	23,966,100	7.92	9.25
20	85,500,000	5.87	9.25	54	51,493,884	8.60	9.25	88	23,416,327	8.93	9.25
21	85,500,000	5.62	9.25	55	50,314,191	8.25	9.25	89	22,879,077	7.90	9.25
22	85,500,000	5.62	9.25	56	49,161,596	8.57	9.25	90	22,354,064	8.20	9.25
23	85,500,000	6.35	9.25	57	48,035,469	8.23	9.25	91	21,841,005	7.88	9.25
24	85,500,000	6.37	9.25	58	46,935,193	8.22	9.25	92	21,339,628	8.18	9.25
25	85,500,000	6.64	9.25	59	45,860,170	8.54	9.25	93	20,849,663	7.86	9.25
26	85,500,000	6.62	9.25	60	44,809,811	8.20	9.25	94	20,370,849	7.85	9.25
27	85,500,000	6.62	9.25	61	43,783,543	8.52	9.25	95	19,902,931	8.15	9.25
28	85,500,000	7.50	9.25	62	42,780,806	8.18	9.25	96	19,445,659	7.83	9.25
29	85,500,000	6.84	9.25	63	41,801,055	8.17	9.25	97	18,998,788	8.13	9.25
30	85,500,000	7.27	9.25	64	40,843,757	9.21	9.25	98	18,562,081	7.81	9.25
31	85,500,000	6.97	9.25	65	39,908,390	8.15	9.25	99	18,135,305	7.80	9.25
32	85,500,000	7.39	9.25	66	38,994,446	8.46	9.25	100	17,718,232	8.44	9.25
33	85,500,000	7.09	9.25	67	38,101,430	8.12	9.25	101	0	N/A	N/A
34	85,500,000	7.08	9.25	68	37,228,856	8.44	9.25				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-3 Certificates

Period	Class M-3 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Class M-3 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Class M-3 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	28,500,000	N/A	N/A	35	28,500,000	7.44	9.25	69	12,125,417	7.94	9.25
2	28,500,000	5.51	9.25	36	28,500,000	7.28	9.25	70	11,847,717	7.93	9.25
3	28,500,000	5.51	9.25	37	28,500,000	7.57	9.25	71	11,576,370	8.25	9.25
4	28,500,000	6.01	9.25	38	24,888,402	7.36	9.25	72	11,311,227	7.91	9.25
5	28,500,000	5.50	9.25	39	24,315,693	7.34	9.25	73	11,052,146	8.23	9.25
6	28,500,000	5.74	9.25	40	23,756,242	8.30	9.25	74	10,798,986	7.89	9.25
7	28,500,000	5.49	9.25	41	23,209,738	7.52	9.25	75	10,551,611	7.88	9.25
8	28,500,000	5.73	9.25	42	22,676,245	7.96	9.25	76	10,309,888	8.91	9.25
9	28,500,000	5.48	9.25	43	22,155,292	7.64	9.25	77	10,073,685	7.86	9.25
10	28,500,000	5.48	9.25	44	21,646,369	8.07	9.25	78	9,842,875	8.17	9.25
11	28,500,000	5.72	9.25	45	21,149,380	7.74	9.25	79	9,617,335	7.84	9.25
12	28,500,000	5.48	9.25	46	20,663,858	7.73	9.25	80	9,396,942	8.15	9.25
13	28,500,000	5.72	9.25	47	20,189,533	8.26	9.25	81	9,181,578	7.82	9.25
14	28,500,000	5.47	9.25	48	19,726,420	8.05	9.25	82	8,971,127	7.81	9.25
15	28,500,000	5.47	9.25	49	19,274,135	8.37	9.25	83	8,765,476	8.12	9.25
16	28,500,000	6.25	9.25	50	18,832,260	8.15	9.25	84	8,564,514	7.79	9.25
17	28,500,000	5.47	9.25	51	18,400,694	8.14	9.25	85	8,368,134	8.10	9.25
18	28,500,000	5.71	9.25	52	17,979,053	8.81	9.25	86	8,176,231	7.77	9.25
19	28,500,000	5.46	9.25	53	17,567,106	8.11	9.25	87	7,988,700	7.76	9.25
20	28,500,000	5.71	9.25	54	17,164,628	8.44	9.25	88	7,805,442	8.77	9.25
21	28,500,000	5.46	9.25	55	16,771,397	8.09	9.25	89	7,626,359	7.74	9.25
22	28,500,000	5.46	9.25	56	16,387,199	8.41	9.25	90	7,451,355	8.04	9.25
23	28,500,000	6.19	9.25	57	16,011,823	8.07	9.25	91	7,280,335	7.72	9.25
24	28,500,000	6.21	9.25	58	15,645,064	8.06	9.25	92	7,113,209	8.02	9.25
25	28,500,000	6.48	9.25	59	15,286,723	8.38	9.25	93	6,949,888	7.70	9.25
26	28,500,000	6.46	9.25	60	14,936,604	8.04	9.25	94	6,790,283	7.69	9.25
27	28,500,000	6.46	9.25	61	14,594,514	8.36	9.25	95	6,634,310	7.99	9.25
28	28,500,000	7.34	9.25	62	14,260,269	8.02	9.25	96	6,481,886	7.67	9.25
29	28,500,000	6.68	9.25	63	13,933,685	8.01	9.25	97	6,332,929	7.97	9.25
30	28,500,000	7.11	9.25	64	13,614,586	9.05	9.25	98	6,187,360	7.65	9.25
31	28,500,000	6.81	9.25	65	13,302,797	7.99	9.25	99	6,045,102	7.64	9.25
32	28,500,000	7.23	9.25	66	12,998,149	8.30	9.25	100	5,906,077	8.28	9.25
33	28,500,000	6.93	9.25	67	12,700,477	7.96	9.25	101	0	N/A	N/A
34	28,500,000	6.92	9.25	68	12,409,619	8.28	9.25				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-4 Certificates

Period	Class M-4 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Class M-4 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Class M-4 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	19,000,000	N/A	N/A	35	19,000,000	6.34	9.04	69	8,083,611	6.84	9.04
2	19,000,000	4.41	9.04	36	19,000,000	6.18	9.04	70	7,898,478	6.83	9.04
3	19,000,000	4.41	9.04	37	19,000,000	6.47	9.04	71	7,717,580	7.15	9.04
4	19,000,000	4.91	9.04	38	16,592,268	6.26	9.04	72	7,540,818	6.81	9.04
5	19,000,000	4.40	9.04	39	16,210,462	6.24	9.04	73	7,368,097	7.13	9.04
6	19,000,000	4.64	9.04	40	15,837,495	7.20	9.04	74	7,199,324	6.79	9.04
7	19,000,000	4.39	9.04	41	15,473,158	6.42	9.04	75	7,034,408	6.78	9.04
8	19,000,000	4.63	9.04	42	15,117,496	6.86	9.04	76	6,873,259	7.81	9.04
9	19,000,000	4.38	9.04	43	14,770,195	6.54	9.04	77	6,715,790	6.76	9.04
10	19,000,000	4.38	9.04	44	14,430,913	6.97	9.04	78	6,561,917	7.07	9.04
11	19,000,000	4.62	9.04	45	14,099,587	6.64	9.04	79	6,411,557	6.74	9.04
12	19,000,000	4.38	9.04	46	13,775,905	6.63	9.04	80	6,264,628	7.05	9.04
13	19,000,000	4.62	9.04	47	13,459,689	7.16	9.04	81	6,121,052	6.72	9.04
14	19,000,000	4.37	9.04	48	13,150,947	6.95	9.04	82	5,980,751	6.71	9.04
15	19,000,000	4.37	9.04	49	12,849,423	7.27	9.04	83	5,843,651	7.02	9.04
16	19,000,000	5.15	9.04	50	12,554,840	7.05	9.04	84	5,709,676	6.69	9.04
17	19,000,000	4.37	9.04	51	12,267,129	7.04	9.04	85	5,578,756	7.00	9.04
18	19,000,000	4.61	9.04	52	11,986,035	7.71	9.04	86	5,450,820	6.67	9.04
19	19,000,000	4.36	9.04	53	11,711,404	7.01	9.04	87	5,325,800	6.66	9.04
20	19,000,000	4.61	9.04	54	11,443,085	7.34	9.04	88	5,203,628	7.67	9.04
21	19,000,000	4.36	9.04	55	11,180,931	6.99	9.04	89	5,084,239	6.64	9.04
22	19,000,000	4.36	9.04	56	10,924,799	7.31	9.04	90	4,967,570	6.94	9.04
23	19,000,000	5.09	9.04	57	10,674,549	6.97	9.04	91	4,853,557	6.62	9.04
24	19,000,000	5.11	9.04	58	10,430,043	6.96	9.04	92	4,742,140	6.92	9.04
25	19,000,000	5.38	9.04	59	10,191,149	7.28	9.04	93	4,633,258	6.60	9.04
26	19,000,000	5.36	9.04	60	9,957,736	6.94	9.04	94	4,526,855	6.59	9.04
27	19,000,000	5.36	9.04	61	9,729,676	7.26	9.04	95	4,422,874	6.89	9.04
28	19,000,000	6.24	9.04	62	9,506,846	6.92	9.04	96	4,321,257	6.57	9.04
29	19,000,000	5.58	9.04	63	9,289,123	6.91	9.04	97	4,221,953	6.87	9.04
30	19,000,000	6.01	9.04	64	9,076,390	7.95	9.04	98	4,124,907	6.55	9.04
31	19,000,000	5.71	9.04	65	8,868,531	6.89	9.04	99	4,030,068	6.54	9.04
32	19,000,000	6.13	9.04	66	8,665,433	7.20	9.04	100	3,937,385	7.18	9.04
33	19,000,000	5.83	9.04	67	8,466,984	6.86	9.04	101	0	N/A	N/A
34	19,000,000	5.82	9.04	68	8,273,079	7.18	9.04				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-5 Certificates

Period	Class M-5 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Class M-5 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Class M-5 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	19,000,000	N/A	N/A	35	19,000,000	5.55	8.25	69	8,083,611	6.05	8.25
2	19,000,000	3.62	8.25	36	19,000,000	5.39	8.25	70	7,898,478	6.04	8.25
3	19,000,000	3.62	8.25	37	19,000,000	5.68	8.25	71	7,717,580	6.36	8.25
4	19,000,000	4.12	8.25	38	16,592,268	5.47	8.25	72	7,540,818	6.02	8.25
5	19,000,000	3.61	8.25	39	16,210,462	5.45	8.25	73	7,368,097	6.34	8.25
6	19,000,000	3.85	8.25	40	15,837,495	6.41	8.25	74	7,199,324	6.00	8.25
7	19,000,000	3.60	8.25	41	15,473,158	5.63	8.25	75	7,034,408	5.99	8.25
8	19,000,000	3.84	8.25	42	15,117,496	6.07	8.25	76	6,873,259	7.02	8.25
9	19,000,000	3.59	8.25	43	14,770,195	5.75	8.25	77	6,715,790	5.97	8.25
10	19,000,000	3.59	8.25	44	14,430,913	6.18	8.25	78	6,561,917	6.28	8.25
11	19,000,000	3.83	8.25	45	14,099,587	5.85	8.25	79	6,411,557	5.95	8.25
12	19,000,000	3.59	8.25	46	13,775,905	5.84	8.25	80	6,264,628	6.26	8.25
13	19,000,000	3.83	8.25	47	13,459,689	6.37	8.25	81	6,121,052	5.93	8.25
14	19,000,000	3.58	8.25	48	13,150,947	6.16	8.25	82	5,980,751	5.92	8.25
15	19,000,000	3.58	8.25	49	12,849,423	6.48	8.25	83	5,843,651	6.23	8.25
16	19,000,000	4.36	8.25	50	12,554,840	6.26	8.25	84	5,709,676	5.90	8.25
17	19,000,000	3.58	8.25	51	12,267,129	6.25	8.25	85	5,578,756	6.21	8.25
18	19,000,000	3.82	8.25	52	11,986,035	6.92	8.25	86	5,450,820	5.88	8.25
19	19,000,000	3.57	8.25	53	11,711,404	6.22	8.25	87	5,325,800	5.87	8.25
20	19,000,000	3.82	8.25	54	11,443,085	6.55	8.25	88	5,203,628	6.88	8.25
21	19,000,000	3.57	8.25	55	11,180,931	6.20	8.25	89	5,084,239	5.85	8.25
22	19,000,000	3.57	8.25	56	10,924,799	6.52	8.25	90	4,967,570	6.15	8.25
23	19,000,000	4.30	8.25	57	10,674,549	6.18	8.25	91	4,853,557	5.83	8.25
24	19,000,000	4.32	8.25	58	10,430,043	6.17	8.25	92	4,742,140	6.13	8.25
25	19,000,000	4.59	8.25	59	10,191,149	6.49	8.25	93	4,633,258	5.81	8.25
26	19,000,000	4.57	8.25	60	9,957,736	6.15	8.25	94	4,526,855	5.80	8.25
27	19,000,000	4.57	8.25	61	9,729,676	6.47	8.25	95	4,422,874	6.10	8.25
28	19,000,000	5.45	8.25	62	9,506,846	6.13	8.25	96	4,321,257	5.78	8.25
29	19,000,000	4.79	8.25	63	9,289,123	6.12	8.25	97	4,221,953	6.08	8.25
30	19,000,000	5.22	8.25	64	9,076,390	7.16	8.25	98	4,124,907	5.76	8.25
31	19,000,000	4.92	8.25	65	8,868,531	6.10	8.25	99	4,030,068	5.75	8.25
32	19,000,000	5.34	8.25	66	8,665,433	6.41	8.25	100	3,937,385	6.39	8.25
33	19,000,000	5.04	8.25	67	8,466,984	6.07	8.25	101	0	N/A	N/A
34	19,000,000	5.03	8.25	68	8,273,079	6.39	8.25				

Yield Maintenance Agreement Schedule and Strike Rates For Class M-6 Certificates

Period	Class M-6 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Class M-6 Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Class M-6 Notional Schedule ($)	Cap Strike (%)	Cap Ceilin g (%)
1	22,800,000	N/A	N/A	35	22,800,000	5.55	8.25	69	9,700,333	6.05	8.25
2	22,800,000	3.62	8.25	36	22,800,000	5.39	8.25	70	9,478,174	6.04	8.25
3	22,800,000	3.62	8.25	37	22,800,000	5.68	8.25	71	9,261,096	6.36	8.25
4	22,800,000	4.12	8.25	38	19,910,721	5.47	8.25	72	9,048,982	6.02	8.25
5	22,800,000	3.61	8.25	39	19,452,554	5.45	8.25	73	8,841,717	6.34	8.25
6	22,800,000	3.85	8.25	40	19,004,993	6.41	8.25	74	8,639,189	6.00	8.25
7	22,800,000	3.60	8.25	41	18,567,790	5.63	8.25	75	8,441,289	5.99	8.25
8	22,800,000	3.84	8.25	42	18,140,996	6.07	8.25	76	8,247,910	7.02	8.25
9	22,800,000	3.59	8.25	43	17,724,233	5.75	8.25	77	8,058,948	5.97	8.25
10	22,800,000	3.59	8.25	44	17,317,095	6.18	8.25	78	7,874,300	6.28	8.25
11	22,800,000	3.83	8.25	45	16,919,504	5.85	8.25	79	7,693,868	5.95	8.25
12	22,800,000	3.59	8.25	46	16,531,086	5.84	8.25	80	7,517,554	6.26	8.25
13	22,800,000	3.83	8.25	47	16,151,626	6.37	8.25	81	7,345,262	5.93	8.25
14	22,800,000	3.58	8.25	48	15,781,136	6.16	8.25	82	7,176,902	5.92	8.25
15	22,800,000	3.58	8.25	49	15,419,308	6.48	8.25	83	7,012,381	6.23	8.25
16	22,800,000	4.36	8.25	50	15,065,808	6.26	8.25	84	6,772,577	5.90	8.25
17	22,800,000	3.58	8.25	51	14,720,555	6.25	8.25	85	6,399,455	6.21	8.25
18	22,800,000	3.82	8.25	52	14,383,242	6.92	8.25	86	6,034,838	5.88	8.25
19	22,800,000	3.57	8.25	53	14,053,685	6.22	8.25	87	5,678,530	5.87	8.25
20	22,800,000	3.82	8.25	54	13,731,702	6.55	8.25	88	5,330,340	6.88	8.25
21	22,800,000	3.57	8.25	55	13,417,118	6.20	8.25	89	4,990,082	5.85	8.25
22	22,800,000	3.57	8.25	56	13,109,759	6.52	8.25	90	4,657,574	6.15	8.25
23	22,800,000	4.30	8.25	57	12,809,458	6.18	8.25	91	4,332,637	5.83	8.25
24	22,800,000	4.32	8.25	58	12,516,052	6.17	8.25	92	4,015,098	6.13	8.25
25	22,800,000	4.59	8.25	59	12,229,379	6.49	8.25	93	3,704,787	5.81	8.25
26	22,800,000	4.57	8.25	60	11,949,283	6.15	8.25	94	3,401,538	5.80	8.25
27	22,800,000	4.57	8.25	61	11,675,611	6.47	8.25	95	3,105,190	6.10	8.25
28	22,800,000	5.45	8.25	62	11,408,215	6.13	8.25	96	2,815,584	5.78	8.25
29	22,800,000	4.79	8.25	63	11,146,948	6.12	8.25	97	2,532,566	6.08	8.25
30	22,800,000	5.22	8.25	64	10,891,668	7.16	8.25	98	2,255,985	5.76	8.25
31	22,800,000	4.92	8.25	65	10,642,237	6.10	8.25	99	1,985,693	5.75	8.25
32	22,800,000	5.34	8.25	66	10,398,519	6.41	8.25	100	1,721,547	6.39	8.25
33	22,800,000	5.04	8.25	67	10,160,381	6.07	8.25	101	0	N/A	N/A
34	22,800,000	5.03	8.25	68	9,927,695	6.39	8.25				

Effective Net WAC Cap for Class AV-2 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	-	-	35	7.56	9.53	69	7.24	10.27
2	7.41	9.25	36	7.31	9.38	70	7.24	10.26
3	7.40	9.25	37	7.55	9.69	71	7.48	10.59
4	7.91	9.25	38	7.31	9.51	72	7.23	10.24
5	7.39	9.25	39	7.31	9.50	73	7.47	10.57
6	7.63	9.25	40	8.09	10.51	74	7.23	10.22
7	7.38	9.25	41	7.30	9.72	75	7.23	10.21
8	7.62	9.25	42	7.54	10.21	76	8.00	11.29
9	7.37	9.25	43	7.30	9.87	77	7.22	10.19
10	7.37	9.25	44	7.54	10.34	78	7.46	10.51
11	7.61	9.25	45	7.29	9.99	79	7.22	10.16
12	7.36	9.25	46	7.29	9.98	80	7.46	10.49
13	7.61	9.25	47	7.53	10.55	81	7.21	10.14
14	7.36	9.25	48	7.29	10.36	82	7.21	10.13
15	7.36	9.25	49	7.53	10.70	83	7.45	10.46
16	8.14	9.25	50	7.28	10.48	84	7.21	10.11
17	7.35	9.25	51	7.28	10.47	85	7.45	10.44
18	7.60	9.25	52	7.78	11.18	86	7.20	10.09
19	7.35	9.25	53	7.27	10.45	87	7.20	10.08
20	7.59	9.25	54	7.52	10.78	88	7.97	11.15
21	7.35	9.25	55	7.27	10.42	89	7.20	10.06
22	7.34	9.25	56	7.51	10.76	90	7.44	10.38
23	7.59	9.25	57	7.27	10.40	91	7.19	10.04
24	7.34	9.25	58	7.26	10.39	92	7.43	10.36
25	7.58	9.25	59	7.50	10.73	93	7.19	10.01
26	7.33	9.25	60	7.26	10.37	94	7.19	10.00
27	7.33	9.25	61	7.50	10.70	95	7.42	10.33
28	8.12	9.37	62	7.26	10.35	96	7.18	9.98
29	7.33	9.25	63	7.25	10.34	97	7.42	10.31
30	7.57	9.25	64	8.03	11.43	98	7.18	9.96
31	7.32	9.25	65	7.25	10.32	99	7.18	9.95
32	7.56	9.30	66	7.49	10.65	100	7.67	10.63
33	7.32	9.25	67	7.24	10.29	101	N/A	N/A
34	7.32	9.25	68	7.48	10.63			

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.002% per annum.

(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12 and 1.21 respectively and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Net WAC Cap for Class M-1 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	-	-	35	7.54	9.95	69	7.22	9.95
2	7.37	9.95	36	7.29	9.95	70	7.22	9.95
3	7.37	9.95	37	7.53	9.95	71	7.45	10.11
4	7.87	9.95	38	7.28	9.95	72	7.21	9.95
5	7.36	9.95	39	7.28	9.95	73	7.45	10.09
6	7.60	9.95	40	8.05	10.16	74	7.21	9.95
7	7.35	9.95	41	7.27	9.95	75	7.21	9.95
8	7.59	9.95	42	7.51	9.95	76	7.98	10.77
9	7.34	9.95	43	7.27	9.95	77	7.20	9.95
10	7.34	9.95	44	7.51	9.95	78	7.44	10.03
11	7.58	9.95	45	7.26	9.95	79	7.20	9.95
12	7.34	9.95	46	7.26	9.95	80	7.44	10.01
13	7.58	9.95	47	7.50	10.12	81	7.20	9.95
14	7.33	9.95	48	7.26	9.95	82	7.19	9.95
15	7.33	9.95	49	7.50	10.23	83	7.43	9.98
16	8.11	9.95	50	7.25	10.01	84	7.19	9.95
17	7.33	9.95	51	7.25	10.00	85	7.43	9.96
18	7.57	9.95	52	7.75	10.67	86	7.19	9.95
19	7.32	9.95	53	7.25	9.97	87	7.18	9.95
20	7.57	9.95	54	7.49	10.30	88	7.95	10.63
21	7.32	9.95	55	7.24	9.95	89	7.18	9.95
22	7.32	9.95	56	7.48	10.27	90	7.42	9.95
23	7.56	9.95	57	7.24	9.95	91	7.18	9.95
24	7.31	9.95	58	7.24	9.95	92	7.42	9.95
25	7.56	9.95	59	7.48	10.24	93	7.17	9.95
26	7.31	9.95	60	7.23	9.95	94	7.17	9.95
27	7.31	9.95	61	7.47	10.22	95	7.41	9.95
28	8.09	9.95	62	7.23	9.95	96	7.17	9.95
29	7.31	9.95	63	7.23	9.95	97	7.41	9.95
30	7.55	9.95	64	8.00	10.91	98	7.17	9.95
31	7.30	9.95	65	7.22	9.95	99	7.16	9.95
32	7.54	9.95	66	7.46	10.16	100	7.66	10.14
33	7.30	9.95	67	7.22	9.95	101	N/A	N/A
34	7.30	9.95	68	7.46	10.14			

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12 and 1.21 respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Net WAC Cap for Class M-2 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	-	-	35	7.54	10.95	69	7.22	10.95
2	7.37	10.95	36	7.29	10.95	70	7.22	10.95
3	7.37	10.95	37	7.53	10.95	71	7.45	10.95
4	7.87	10.95	38	7.28	10.95	72	7.21	10.95
5	7.36	10.95	39	7.28	10.95	73	7.45	10.95
6	7.60	10.95	40	8.05	10.95	74	7.21	10.95
7	7.35	10.95	41	7.27	10.95	75	7.21	10.95
8	7.59	10.95	42	7.51	10.95	76	7.98	10.95
9	7.34	10.95	43	7.27	10.95	77	7.20	10.95
10	7.34	10.95	44	7.51	10.95	78	7.44	10.95
11	7.58	10.95	45	7.26	10.95	79	7.20	10.95
12	7.34	10.95	46	7.26	10.95	80	7.44	10.95
13	7.58	10.95	47	7.50	10.95	81	7.20	10.95
14	7.33	10.95	48	7.26	10.95	82	7.19	10.95
15	7.33	10.95	49	7.50	10.95	83	7.43	10.95
16	8.11	10.95	50	7.25	10.95	84	7.19	10.95
17	7.33	10.95	51	7.25	10.95	85	7.43	10.95
18	7.57	10.95	52	7.75	10.95	86	7.19	10.95
19	7.32	10.95	53	7.25	10.95	87	7.18	10.95
20	7.57	10.95	54	7.49	10.95	88	7.95	10.95
21	7.32	10.95	55	7.24	10.95	89	7.18	10.95
22	7.32	10.95	56	7.48	10.95	90	7.42	10.95
23	7.56	10.95	57	7.24	10.95	91	7.18	10.95
24	7.31	10.95	58	7.24	10.95	92	7.42	10.95
25	7.56	10.95	59	7.48	10.95	93	7.17	10.95
26	7.31	10.95	60	7.23	10.95	94	7.17	10.95
27	7.31	10.95	61	7.47	10.95	95	7.41	10.95
28	8.09	10.95	62	7.23	10.95	96	7.17	10.95
29	7.31	10.95	63	7.23	10.95	97	7.41	10.95
30	7.55	10.95	64	8.00	10.95	98	7.17	10.95
31	7.30	10.95	65	7.22	10.95	99	7.16	10.95
32	7.54	10.95	66	7.46	10.95	100	7.66	10.95
33	7.30	10.95	67	7.22	10.95	101	N/A	N/A
34	7.30	10.95	68	7.46	10.95			

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12 and 1.21 respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Net WAC Cap for Class M-3 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	-	-	35	7.54	11.11	69	7.22	11.11
2	7.37	11.11	36	7.29	11.11	70	7.22	11.11
3	7.37	11.11	37	7.53	11.11	71	7.45	11.11
4	7.87	11.11	38	7.28	11.11	72	7.21	11.11
5	7.36	11.11	39	7.28	11.11	73	7.45	11.11
6	7.60	11.11	40	8.05	11.11	74	7.21	11.11
7	7.35	11.11	41	7.27	11.11	75	7.21	11.11
8	7.59	11.11	42	7.51	11.11	76	7.98	11.11
9	7.34	11.11	43	7.27	11.11	77	7.20	11.11
10	7.34	11.11	44	7.51	11.11	78	7.44	11.11
11	7.58	11.11	45	7.26	11.11	79	7.20	11.11
12	7.34	11.11	46	7.26	11.11	80	7.44	11.11
13	7.58	11.11	47	7.50	11.11	81	7.20	11.11
14	7.33	11.11	48	7.26	11.11	82	7.19	11.11
15	7.33	11.11	49	7.50	11.11	83	7.43	11.11
16	8.11	11.11	50	7.25	11.11	84	7.19	11.11
17	7.33	11.11	51	7.25	11.11	85	7.43	11.11
18	7.57	11.11	52	7.75	11.11	86	7.19	11.11
19	7.32	11.11	53	7.25	11.11	87	7.18	11.11
20	7.57	11.11	54	7.49	11.11	88	7.95	11.11
21	7.32	11.11	55	7.24	11.11	89	7.18	11.11
22	7.32	11.11	56	7.48	11.11	90	7.42	11.11
23	7.56	11.11	57	7.24	11.11	91	7.18	11.11
24	7.31	11.11	58	7.24	11.11	92	7.42	11.11
25	7.56	11.11	59	7.48	11.11	93	7.17	11.11
26	7.31	11.11	60	7.23	11.11	94	7.17	11.11
27	7.31	11.11	61	7.47	11.11	95	7.41	11.11
28	8.09	11.11	62	7.23	11.11	96	7.17	11.11
29	7.31	11.11	63	7.23	11.11	97	7.41	11.11
30	7.55	11.11	64	8.00	11.11	98	7.17	11.11
31	7.30	11.11	65	7.22	11.11	99	7.16	11.11
32	7.54	11.11	66	7.46	11.11	100	7.66	11.11
33	7.30	11.11	67	7.22	11.11	101	N/A	N/A
34	7.30	11.11	68	7.46	11.11			

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12 and 1.21 respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Net WAC Cap for Class M-4 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	-	-	35	7.54	12.00	69	7.22	12.00
2	7.37	12.00	36	7.29	12.00	70	7.22	12.00
3	7.37	12.00	37	7.53	12.00	71	7.45	12.00
4	7.87	12.00	38	7.28	12.00	72	7.21	12.00
5	7.36	12.00	39	7.28	12.00	73	7.45	12.00
6	7.60	12.00	40	8.05	12.00	74	7.21	12.00
7	7.35	12.00	41	7.27	12.00	75	7.21	12.00
8	7.59	12.00	42	7.51	12.00	76	7.98	12.00
9	7.34	12.00	43	7.27	12.00	77	7.20	12.00
10	7.34	12.00	44	7.51	12.00	78	7.44	12.00
11	7.58	12.00	45	7.26	12.00	79	7.20	12.00
12	7.34	12.00	46	7.26	12.00	80	7.44	12.00
13	7.58	12.00	47	7.50	12.00	81	7.20	12.00
14	7.33	12.00	48	7.26	12.00	82	7.19	12.00
15	7.33	12.00	49	7.50	12.00	83	7.43	12.00
16	8.11	12.00	50	7.25	12.00	84	7.19	12.00
17	7.33	12.00	51	7.25	12.00	85	7.43	12.00
18	7.57	12.00	52	7.75	12.00	86	7.19	12.00
19	7.32	12.00	53	7.25	12.00	87	7.18	12.00
20	7.57	12.00	54	7.49	12.00	88	7.95	12.00
21	7.32	12.00	55	7.24	12.00	89	7.18	12.00
22	7.32	12.00	56	7.48	12.00	90	7.42	12.00
23	7.56	12.00	57	7.24	12.00	91	7.18	12.00
24	7.31	12.00	58	7.24	12.00	92	7.42	12.00
25	7.56	12.00	59	7.48	12.00	93	7.17	12.00
26	7.31	12.00	60	7.23	12.00	94	7.17	12.00
27	7.31	12.00	61	7.47	12.00	95	7.41	12.00
28	8.09	12.00	62	7.23	12.00	96	7.17	12.00
29	7.31	12.00	63	7.23	12.00	97	7.41	12.00
30	7.55	12.00	64	8.00	12.00	98	7.17	12.00
31	7.30	12.00	65	7.22	12.00	99	7.16	12.00
32	7.54	12.00	66	7.46	12.00	100	7.66	12.00
33	7.30	12.00	67	7.22	12.00	101	N/A	N/A
34	7.30	12.00	68	7.46	12.00			

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12 and 1.21 respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Net WAC Cap for Class M-5 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	-	-	35	7.54	12.00	69	7.22	12.00
2	7.37	12.00	36	7.29	12.00	70	7.22	12.00
3	7.37	12.00	37	7.53	12.00	71	7.45	12.00
4	7.87	12.00	38	7.28	12.00	72	7.21	12.00
5	7.36	12.00	39	7.28	12.00	73	7.45	12.00
6	7.60	12.00	40	8.05	12.00	74	7.21	12.00
7	7.35	12.00	41	7.27	12.00	75	7.21	12.00
8	7.59	12.00	42	7.51	12.00	76	7.98	12.00
9	7.34	12.00	43	7.27	12.00	77	7.20	12.00
10	7.34	12.00	44	7.51	12.00	78	7.44	12.00
11	7.58	12.00	45	7.26	12.00	79	7.20	12.00
12	7.34	12.00	46	7.26	12.00	80	7.44	12.00
13	7.58	12.00	47	7.50	12.00	81	7.20	12.00
14	7.33	12.00	48	7.26	12.00	82	7.19	12.00
15	7.33	12.00	49	7.50	12.00	83	7.43	12.00
16	8.11	12.00	50	7.25	12.00	84	7.19	12.00
17	7.33	12.00	51	7.25	12.00	85	7.43	12.00
18	7.57	12.00	52	7.75	12.00	86	7.19	12.00
19	7.32	12.00	53	7.25	12.00	87	7.18	12.00
20	7.57	12.00	54	7.49	12.00	88	7.95	12.00
21	7.32	12.00	55	7.24	12.00	89	7.18	12.00
22	7.32	12.00	56	7.48	12.00	90	7.42	12.00
23	7.56	12.00	57	7.24	12.00	91	7.18	12.00
24	7.31	12.00	58	7.24	12.00	92	7.42	12.00
25	7.56	12.00	59	7.48	12.00	93	7.17	12.00
26	7.31	12.00	60	7.23	12.00	94	7.17	12.00
27	7.31	12.00	61	7.47	12.00	95	7.41	12.00
28	8.09	12.00	62	7.23	12.00	96	7.17	12.00
29	7.31	12.00	63	7.23	12.00	97	7.41	12.00
30	7.55	12.00	64	8.00	12.00	98	7.17	12.00
31	7.30	12.00	65	7.22	12.00	99	7.16	12.00
32	7.54	12.00	66	7.46	12.00	100	7.66	12.00
33	7.30	12.00	67	7.22	12.00	101	N/A	N/A
34	7.30	12.00	68	7.46	12.00			

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12 and 1.21 respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Effective Net WAC Cap for Class M-6 Certificates (1)

Assumptions to Optional Termination

Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)	Period	NWC (2) (%)	NWC (3,4) (%)
1	-	-	35	7.54	12.00	69	7.22	12.00
2	7.37	12.00	36	7.29	12.00	70	7.22	12.00
3	7.37	12.00	37	7.53	12.00	71	7.45	12.00
4	7.87	12.00	38	7.28	12.00	72	7.21	12.00
5	7.36	12.00	39	7.28	12.00	73	7.45	12.00
6	7.60	12.00	40	8.05	12.00	74	7.21	12.00
7	7.35	12.00	41	7.27	12.00	75	7.21	12.00
8	7.59	12.00	42	7.51	12.00	76	7.98	12.00
9	7.34	12.00	43	7.27	12.00	77	7.20	12.00
10	7.34	12.00	44	7.51	12.00	78	7.44	12.00
11	7.58	12.00	45	7.26	12.00	79	7.20	12.00
12	7.34	12.00	46	7.26	12.00	80	7.44	12.00
13	7.58	12.00	47	7.50	12.00	81	7.20	12.00
14	7.33	12.00	48	7.26	12.00	82	7.19	12.00
15	7.33	12.00	49	7.50	12.00	83	7.43	12.00
16	8.11	12.00	50	7.25	12.00	84	7.19	12.00
17	7.33	12.00	51	7.25	12.00	85	7.43	12.00
18	7.57	12.00	52	7.75	12.00	86	7.19	12.00
19	7.32	12.00	53	7.25	12.00	87	7.18	12.00
20	7.57	12.00	54	7.49	12.00	88	7.95	12.00
21	7.32	12.00	55	7.24	12.00	89	7.18	12.00
22	7.32	12.00	56	7.48	12.00	90	7.42	12.00
23	7.56	12.00	57	7.24	12.00	91	7.18	12.00
24	7.31	12.00	58	7.24	12.00	92	7.42	12.00
25	7.56	12.00	59	7.48	12.00	93	7.17	12.00
26	7.31	12.00	60	7.23	12.00	94	7.17	12.00
27	7.31	12.00	61	7.47	12.00	95	7.41	12.00
28	8.09	12.00	62	7.23	12.00	96	7.17	12.00
29	7.31	12.00	63	7.23	12.00	97	7.41	12.00
30	7.55	12.00	64	8.00	12.00	98	7.17	12.00
31	7.30	12.00	65	7.22	12.00	99	7.16	12.00
32	7.54	12.00	66	7.46	12.00	100	7.66	12.00
33	7.30	12.00	67	7.22	12.00	101	N/A	N/A
34	7.30	12.00	68	7.46	12.00			

(1) For modeling purposes only, assumes a Trustee Fee rate of 0.002% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12 and 1.21 respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Yield Maintenance Agreement included.

Contacts

Banc of America Securities LLC

Mortgage Trading/Syndicate	Tel: (704) 388-1597 Fax: (704) 335-5904
Chris Hentemann	chris.c.hentemann@bankofamerica.com
Rob Karr	robert.h.karr@bankofamerica.com
Patrick Beranek	patrick.beranek@bankofamerica.com
Jeff Willoughby	jeff.t.willoughby@bankofamerica.com
Global ABS Group	Fax: (704) 388-9668
Dan Stercay	Tel: (704) 388-8686 daniel.j.stercay@bankofamerica.com
Kirk Meyers	Tel: (704) 388-3148 kirk.b.meyers@bankofamerica.com
Michael Tri	Tel: (704) 388-8786 michael.l.tri@bankofamerica.com
Shaun Ahmad	Tel: (704) 387-2658 shaun.ahmad@bankofamerica.com
Nikole Hogue	Tel: (704) 387-1853 nikole.hogue@bankofamerica.com
Jorge Panduro	Tel: (704) 386-0902 jorge.a.panduro@bankofamerica.com
Rating Agencies	
Taruna Reddy– Moody's	Tel: (212) 553-3605 taruna.reddy@moodys.com
Quincy Tang – Fitch	Tel: (212) 908-0693 quincy.tang@fitchratings.com
Linda Wu – S&P	Tel: (212) 438-1567 linda_wu@standardandpoors.com